Exhibit B.3(c): Management’s discussion and analysis excerpted from pages 34-75 of CIBC’s 2006 Annual Accountability Report

Management’s Discussion and Analysis

Off-balance Sheet
Arrangements and
Overview	Business Line Review	Management of Risk	Contractual Obligations	Other

To facilitate an understanding of our results, this section presents an executive summary that includes key business priorities and 2006 performance. This section also discusses non-GAAP measures and results of operations and financial position including significant events.
	This section reviews our business lines. Business line profiles, operating highlights for 2006 and the outlook for 2007 are outlined. In addition, a review of the 2005 financial performance is presented.	This section discusses how we manage risk and balance sheet resources.	This section provides a discussion of our off-balance sheet arrangements and details of contractual obligations.	This section provides a discussion of critical accounting policies and estimates, financial and other instruments, recent accounting developments and other matters.

35	Executive Summary	46	Business Line Overview	53	Overview	67	Off-balance Sheet Arrangements	70	Critical Accounting Policies and Estimates

37	Non-GAAP Measures	47	CIBC Retail Markets	54	Management of Credit Risk	69	Contractual Obligations	74	Financial and Other Instruments

40	Review of Results of Operations and Financial Position	49	CIBC World Markets	58	Management of Market Risk			74	Accounting Developments
		51	Corporate and Other	61	Management of Operational Risk			75	Related-party Transactions

		52	Review of 2005 Financial Performance	62	Management of Liquidity Risk			75	Controls and Procedures

				64	Management of Capital Resources
Management’s discussion and analysis (MD&A) should be read in conjunction with the audited consolidated financial statements included in this Annual Accountability Report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. The effect of significant differences between Canadian and U.S. GAAP is disclosed in Note 25 to the consolidated financial statements. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. This MD&A is current as of December 7, 2006. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on our website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 142 and 143 of this Annual Accountability Report.
A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Accountability Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make in the “Balanced Scorecard”, “Executive Summary,” “Review of results of operations and financial position — Taxes” and “FirstCaribbean International Bank” sections, under the headings “Priorities” and “Outlook for 2007” in the CIBC Retail Markets and CIBC World Markets sections of this report and other statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and our outlook for 2007 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Outlook for 2007” sections of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and the operations, performance and results of our business lines, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the possibility that the proposed FirstCaribbean transaction does not close when expected or at all, or that we and Barclays Bank PLC may be required to modify aspects of the proposed transaction to achieve regulatory approval; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Annual Accountability Report or in other communications.

34	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Overview
     Executive Summary
CIBC is a leading North American financial institution. Through our two distinct business lines, CIBC Retail Markets and CIBC World Markets, CIBC provides a full range of products and services to almost 11 million individual and small business clients, and meets the financial needs of corporate and institutional clients.
Vision, mission and values
Our vision is to be a leader in client relationships. In support of this vision, our mission is to fulfill the commitments we have made to each of our stakeholders:
•	Helping our clients achieve what matters to them

•	Creating an environment where employees can excel

•	Making a difference in our communities

•	Generating strong total returns for our shareholders
Our vision and mission are supported by a culture based on three simple values – trust, teamwork and accountability.
Objective, strategy and business priorities
Our vision, mission and values provide an important framework within which we execute our strategic business plan.
          Our objective is consistent, sustainable performance over the long term. We believe that achievement of our objective will ensure a premium valuation for CIBC and provide maximum strategic flexibility.
          To support our objective, CIBC identified three key priorities for 2006:
•	Business strength

•	Productivity

•	Balance sheet strength and capital usage
CIBC will remain focused on these priorities in 2007.
Performance measurement
Disciplined measurement of our performance is important to our long term success. Our balanced scorecard contains several financial and non-financial measures of our progress against our vision, mission and strategic business plan.
          Our financial measures include earnings per share (EPS) growth, return on equity (ROE), capital strength, business mix, risk, productivity, dividend payout ratio and total shareholder return.
          Our non-financial measures include client satisfaction, employee work environment, community investment, environmental responsibility and leading governance practices.
2006 performance
In 2006, we made progress against all three of our priorities:
Business strength
CIBC’s core franchise remains well positioned for growth.
          CIBC Retail Markets, consisting of our retail banking and wealth management operations, remains strong and well positioned in the marketplace. Volume growth, as well as improvements in expenses, loan losses and taxes, all contributed to our profit growth. Improved management of unsecured lending practices has reduced our risk in this area. Our risk posture is consistent with our strategy to reduce volatility and position CIBC for consistent, sustainable performance. We are focused on strengthening our client relationships and investing in our core retail businesses to maintain and enhance our position.
          CIBC World Markets reported solid results in 2006. Our performance reflects the progress we have made in reducing risk and volatility in our wholesale business. In 2006, our wholesale franchise sustained its market strength and leadership in Canada. In the U.S., our real estate finance and merchant banking businesses reported good results. We continue to focus our attention and resources in support of core areas of our business, while being prudent about our risk profile.
Productivity
We remain committed to improving our productivity.
          We exceeded the goal we set in 2005 to reduce our expenses by $250 million by the end of 2006.
          We continue to have a medium-term strategic target of a median efficiency ratio among our Canadian bank peers. Although we have made progress, our efficiency ratio remains above our target. We expect further improvements will result from a combination of revenue growth and targeted expense restraint.
Balance sheet strength and capital usage
Our Tier 1 capital ratio is a primary measure of our balance sheet strength. Our objective is to maintain a Tier 1 capital ratio of 8.5%.
          Over the last year, our Tier 1 capital ratio increased from 8.5% to 10.4% as we built capital to fund our FirstCaribbean International Bank (FirstCaribbean) acquisition. We are on track to close this transaction by the end of calendar 2006.
          While building our capital for FirstCaribbean, we continued to invest in our core businesses in order to sustain their strength and market position.
          We also increased our quarterly dividend from $0.68 per share to $0.70 per share. Our 2006 payout ratio of 36.8% was below our target range of 40–50%.
Economic and market environment
CIBC benefited from a continued North American economic expansion in 2006, although the pace of growth seemed to be moderating as the year went on, in response to earlier interest rate increases. The dampening of the U.S. housing market was the driver of the moderating trend.
          In Canada, domestic demand remained the engine of growth, sustained by strong employment levels. Strong commodity prices saw growth shift toward western Canada, with central Canadian manufacturing held back by the decelerating pace of U.S. demand growth and the challenges posed by the strong Canadian dollar.
          In contrast to the U.S., Canadian core inflation measures remained near central bank targets. This allowed the Bank of Canada to curtail interest rate increases earlier and at a lower level than in the U.S. This protected the housing sector from the downturn seen in the U.S. and allowed mortgage credit demand to remain strong. However, the rate increases moderated the growth in Canadian consumer credit demand. Healthy labour markets kept personal bankruptcy rates in check, contributing to reduced credit

CIBC Annual Accountability Report 2006	35

Management’s Discussion and Analysis
provisions in retail banking. Longer-term interest rates fell, flattening the yield curve (increasing the market demand for fixed rate mortgages), as bond markets shed expectations for further rate increases in the U.S. and Canada.
          Corporate earnings saw healthy gains, enhanced by strength in metals and energy prices through much of the year. Strong North American corporate performance contributed to CIBC World Markets’ recovery of credit losses, and sustained tight spreads on loans and corporate bonds, mirroring global conditions in those markets. After three strong years, Canadian equity markets registered smaller gains as energy prices moved off their peaks, and concerns arose over a U.S. slowdown. Canadian investors increased foreign holdings as content restrictions were dropped for pensions and registered retirement savings plans, while Canadian businesses attracted mergers and acquisition (M&A) interest from abroad.
Financial overview
     Financial Performance

$ millions, except per share amounts,
as at or for the year ended October 31	2006	2005	2004

Total revenue	$11,332	$12,473	$11,775
Net income (loss)	2,646	(32)	2,091
Earnings (loss) per share – basic	7.50	(0.46)	5.60
– diluted(1)	7.43	(0.46)	5.53
Dividends per share	2.76	2.66	2.20
Total assets	303,984	280,370	278,764
Return on equity	27.9%	(1.6)%	18.7%
Efficiency ratio	65.9%	86.9%	70.1%
Efficiency ratio (TEB)(2)	64.6%	85.6%	69.2%
Total shareholder return	25.6%	1.3%	29.0%
Share price	87.60	72.20	73.90

Tier 1 capital ratio	10.4%	8.5%	10.5%
Total capital ratio	14.5%	12.7%	12.8%

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(2)	For additional information, see the “Non-GAAP Measures” section.
Net income for the year was $2,646 million, compared with a net loss of $32 million in 2005. Our results for 2006 and 2005 were affected by the following items:
2006
•	$149 million of favourable significant tax-related adjustments; and

•	$64 million ($42 million after-tax) reversal of the general allowance for credit losses.
2005
•	$2,938 million ($2,588 million after-tax) significant litigation provisions:
-	$2,830 million ($2,533 million after-tax) for Enron-related matters

-	$108 million ($55 million after-tax) for hedge funds settlements
•	$528 million ($412 million after-tax) gain on the sale of investments and corporate assets:
-	$294 million ($241 million after-tax) on Global Payments Inc. (GPI) and Shoppers Drug Mart Corporation (Shoppers)

-	$85 million ($85 million after-tax) on Republic Bank Limited (Republic Bank sale)

-	$115 million ($64 million after-tax) on Juniper Financial Corp. sale (Juniper sale)

-	$34 million ($22 million after-tax) on ACE Aviation Holdings Inc. (ACE sale)
•	$64 million of favourable significant tax-related adjustments; and

•	$50 million ($33 million after-tax) reversal of the general allowance for credit losses.
Revenue decreased $1,141 million or 9%.
          CIBC Retail Markets revenue was down $52 million as the prior year included gains on the Republic Bank and ACE sales noted above. Volume growth and favourable deposit spreads were partially offset by spread compression in lending and higher levels of securitized assets in cards.
          CIBC World Markets revenue was down $724 million, largely due to lower revenue from merchant banking (as the prior year included the gains on GPI and Shoppers noted above) and investment banking and credit products.
          Corporate and Other revenue was down $365 million, largely as a result of lower foreign exchange revenue arising on the repatriation of capital and retained earnings from our foreign operations (see “Corporate and Other” section for additional information). The prior year included the gain on the Juniper sale noted above.
          Provision for credit losses decreased $158 million or 22%, primarily due to lower retail loan losses.
          Non-interest expenses decreased $3,371 million or 31%, primarily due to the Enron and hedge funds provisions (noted above) in the prior year. Overall expenses were generally lower as a result of our productivity initiative.
          Income tax expense was down $149 million or 19%, as discussed in the “Review of Consolidated Statement of Operations” section.
Outlook for 2007
While economic growth is expected to be slightly slower in 2007, the outlook for CIBC’s businesses remains positive.
          CIBC Retail Markets should benefit from interest and unemployment rates that are expected to remain low. This should encourage lending and deposit growth. A slower pace of real estate price increases may moderate growth rates. Product spreads are anticipated to remain steady given the expected rate environment.
          While investment banking activities and capital markets are difficult to predict, CIBC World Markets should benefit from steady M&A activity that is expected to continue in 2007, but with a less active mining market and the potential for a moderation in energy prices.
          The Federal government’s announcement on October 31, 2006 regarding the taxation of income trusts caused uncertainty for new issue market activity. We do not expect the impact on overall revenue to be significant.
          As the size of our merchant banking portfolio continues to decrease, we expect to see lower revenue opportunities in this area.
          Our strategies to improve the risk profile of the unsecured retail lending portfolio, which were undertaken in late 2005 and throughout 2006, have started to realize benefits that should continue into the coming year. While the credit cycle should remain favourable in the near term, the current low level of corporate default rates is likely not sustainable over the longer term.

36	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
     Non-GAAP Measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures, described below, may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance.
Net interest income, taxable equivalent basis (TEB)
We adjust net interest income to reflect tax-exempt income on an equivalent before-tax basis. The corresponding entry is made in the income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio and trading revenue (TEB). We believe these measures permit uniform measurement, which enables users of our financial information to make comparisons more readily.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. Economic capital is an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one year horizon. It comprises credit, market, operational and strategic risk capital. The capital methodologies employed quantify the level of risk within products, clients and business lines, as required. The difference between our total equity capital and economic capital is held in Corporate and Other. From time to time, our economic capital model may be enhanced as part of the risk measurement process, with any changes being made prospectively. There is no comparable GAAP measure for economic capital.
Economic profit
Net income, adjusted for a charge on capital, determines economic profit. This measures the return generated by each business line in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.
Segmented return on equity
We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric related to the capital allocated to the segments. We use economic capital to calculate ROE on a segmented basis. As a result, segmented ROE is a non-GAAP measure.
Retail/Wholesale ratio
While we manage commercial banking operations within CIBC World Markets, some financial institutions include commercial banking in their retail operations. From time to time, some measures will be presented on the basis of CIBC Retail Markets and commercial banking operations for comparison purposes. Such measures include Retail/Wholesale ratio, revenue, net income, and economic capital.
Adjusted income taxes
We believe that the adjusted effective tax rate and the adjusted effective tax rate (TEB) provide a fuller understanding of our effective tax rate, taking into account the income tax recoveries and the impact of the Federal budget future tax rate changes. Investors may find this non-GAAP financial measure useful in analyzing financial performance.
Managed loans
Loans on a managed basis exclude the impact of securitizations. Through securitizations, we sell groups of loans to variable interest entities (VIEs) that issue securities to investors. The loans are removed from the consolidated balance sheet. We use this measure to evaluate the credit performance and the overall financial performance of the underlying loans.

CIBC Annual Accountability Report 2006	37

Management’s Discussion and Analysis
Reconciliation of non-GAAP measures
The following table provides a reconciliation of non-GAAP to GAAP measures:
     Statement of Operations Measures

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the year ended October 31		Markets	Markets	and Other	Total

2006	Total revenue	$8,108	$2,660	$564	$11,332
	Add: adjustment for TEB	—	224	—	224

	Revenue (TEB)	$8,108	$2,884	$564	$11,556

	Net income	$1,858	$646	$142	$2,646
	Less: charge for economic capital	487	250	18	755

	Economic profit	$1,371	$396	$124	$1,891

	Efficiency ratio	61.3%	76.7%	n/m	65.9%
	Less: adjustment for impact of TEB	—	5.9	n/m	1.3

	Efficiency ratio (TEB)	61.3%	70.8%	n/m	64.6%

2005	Total revenue	$8,160	$3,384	$929	$12,473
	Add: adjustment for TEB	—	191	—	191

	Revenue (TEB)	$8,160	$3,575	$929	$12,664

	Net income (loss)	$1,573	$(1,671)	$66	$(32)
	Less: charge for economic capital	484	254	16	754

	Economic profit (loss)	$1,089	$(1,925)	$50	$(786)

	Efficiency ratio	62.8%	152.1%	n/m	86.9%
	Less: adjustment for impact of TEB	—	8.1	n/m	1.3

	Efficiency ratio (TEB)	62.8%	144.0%	n/m	85.6%

2004	Total revenue	$7,711	$3,497	$567	$11,775
	Add: adjustment for TEB	—	150	—	150

	Revenue (TEB)	$7,711	$3,647	$567	$11,925

	Net income	$1,406	$660	$25	$2,091
	Less: charge for economic capital	489	310	27	826

	Economic profit (loss)	$917	$350	$(2)	$1,265

	Efficiency ratio	62.7%	78.4%	n/m	70.1%
	Less: adjustment for impact of TEB	—	3.2	n/m	0.9

	Efficiency ratio (TEB)	62.7%	75.2%	n/m	69.2%

n/m — not meaningful
     Retail Information

$ millions, for the year ended October 31	2006	2005	2004

Revenue
CIBC Retail Markets	$8,108	$8,160	$7,711
Add: commercial banking	441	449	452

	$8,549	$8,609	$8,163

Net income
CIBC Retail Markets	$1,858	$1,573	$1,406
Add: commercial banking	135	110	124

	$1,993	$1,683	$1,530

38	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
     Wholesale Information

$ millions, for the year ended October 31	2006	2005	2004

Revenue
CIBC World Markets	$2,660	$3,384	$3,497
Less: commercial banking	441	449	452

	$2,219	$2,935	$3,045

Net income (loss)
CIBC World Markets	$646	$(1,671)	$660
Less: commercial banking	135	110	124

	$511	$(1,781)	$536

     Trading Revenue

$ millions, for the year ended October 31	2006	2005	2004

Trading revenue	$685	$820	$725
Add: adjustment for TEB	221	176	138

Trading revenue (TEB)	$906	$996	$863

     Managed Loans (net of allowance)

$ millions, as at October 31		Reported	Securitized	Managed

2006	Residential mortgages	$81,333	$19,896	$101,229
	Credit card	7,046	4,469	11,515
	Business and government	29,819	375	30,194

2005	Residential mortgages	$77,179	$17,469	$94,648
	Credit card	6,448	4,088	10,536
	Business and government	30,569	–	30,569

2004	Residential mortgages	$72,553	$11,833	$84,386
	Credit card	8,347	3,177	11,524
	Business and government	30,815	109	30,924

     Income Taxes

$ millions, for the year ended October 31		2006

Net income before taxes and non-controlling interests	A	$3,315
Add: TEB adjustment	B	224

Net income before taxes and non-controlling interests (TEB)	C	$3,539

Reported income taxes per financial statements	D	$640
TEB adjustment	B	224
Income tax recoveries	E	161
Federal budget future tax rate changes	F	(9)

Adjusted income taxes	G	$1,016

Reported (effective) tax rate	D/A	19.3%
Adjusted effective tax rate	(D+E+F)/A	23.9%
Adjusted effective tax rate (TEB)	G/C	28.7%

CIBC Annual Accountability Report 2006	39

Management’s Discussion and Analysis
     Review of Results of Operations and Financial Positions
REVIEW OF CONSOLIDATED STATEMENT OF OPERATIONS
Net interest income
     Net Interest Income and Margin

$ millions, for the year
ended October 31	2006	2005	2004

Average assets	$291,277	$288,845	$280,810
Net interest income	4,435	4,937	5,258
Net interest margin	1.52%	1.71%	1.87%

Net interest income was down $502 million or 10% from 2005, primarily due to increased trading-related funding costs. Spread compression in retail lending products and the impact of higher levels of securitized assets in cards also contributed to the decrease. These factors were partially offset by higher interest and dividends on trading securities and loans, volume growth in cards, deposits and mortgages and lower hedge costs on mortgages refinanced before maturity.
     Additional information on net interest income and margin is provided in the “Supplementary Annual Financial Information.”
     Non-interest income
Non-interest income was down $639 million or 8% from 2005.
Non-Interest Income

$ millions, for the year
ended October 31	2006	2005	2004

Underwriting and advisory fees	$633	$727	$797
Deposit and payment fees	778	794	760
Credit fees	320	346	314
Card fees	251	317	407
Investment management and custodial fees	445	391	353
Mutual fund fees	748	690	615
Insurance fees	290	265	176
Commissions on securities transactions	869	912	892
Trading revenue	1,129	801	618
Investment securities gains, net	40	577	236
Income from securitized assets	515	362	191
Foreign exchange other than trading	300	555	280
Other	579	799	878

Total non-interest income	$6,897	$7,536	$6,517

Underwriting and advisory fees were down $94 million or 13%, primarily due to reduced new issue activity.
     Credit fees were down $26 million or 8%, primarily due to lower European investment banking activity.
     Card fees were down $66 million or 21%, primarily due to higher levels of securitized assets, partially offset by higher purchase volumes.
     Investment management and custodial fees were up $54 million or 14%, mainly due to increased average asset balances under management.
     Mutual fund fees were up $58 million or 8%, primarily due to growth in average funds managed.
     Insurance fees were up $25 million or 9%, primarily due to an increase in reinsurance revenue.
     Commissions on securities transactions were down $43 million or 5% reflecting lower new issue activity.
     Trading revenue was up $328 million or 41%, primarily due to higher trading activities. See “Total Trading Revenue” section for further details.
     Investment securities gains, net includes realized gains and losses on disposals, net of write-downs, to reflect other-than-temporary impairments in the value of investment securities. Revenue was down $537 million or 93%, primarily due to lower merchant banking gains net of write-downs (the prior year included gains on the GPI and Shoppers sales).
     Income from securitized assets was up $153 million or 42%, primarily due to higher levels of securitized assets in cards.
     Foreign exchange other than trading was down $255 million or 46%, primarily due to lower reversal of accumulated balances recorded in foreign currency translation adjustments on the repatriation of capital and retained earnings from our foreign operations (see “Corporate and Other” for more details).
     Other includes gains and losses on the disposal of fixed assets, sales of subsidiaries and corporate assets, realized gains and losses on sales and write-downs of equity-accounted and limited partnership investments, and other commissions and fees. Other was down $220 million or 28%, primarily due to the gains on the Juniper and Republic Bank sales in the prior year. Losses associated with corporate loan hedging programs were higher in the current year.
Total trading revenue
     Total Trading Revenue

$ millions, for the year
ended October 31	2006	2005	2004

Trading revenue consists of:
Net interest (expense) income	$(444)	$19	$107
Non-interest income	1,129	801	618

Total trading revenue	$685	$820	$725

Total trading revenue was down $135 million or 16% from 2005, primarily due to lower revenue resulting from the deconsolidation of certain VIEs. Increased trading net interest expense resulting from higher funding costs on trading positions was substantially offset by higher trading non-interest income.
     Further details on the composition of our trading revenue by product type is provided in Note 14 to the consolidated financial statements.

40	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Provision for credit losses
     Provision for (Recovery of) Credit Losses

$ millions, for the year
ended October 31	2006	2005	2004

Specific	$612	$756	$703
General	(64)	(50)	(75)

Total	$548	$706	$628

The provision for credit losses was down $158 million or 22% from 2005.
     Specific provision was down $144 million or 19%. Specific provision attributable to consumer loans was down $83 million, primarily due to the impact of higher levels of securitized assets in cards and improvements in personal lending. Specific provision attributable to the business and government loan portfolio decreased by $61 million, primarily due to recoveries and reversals in agricultural and large corporate loans.
     The current year benefited from a higher reversal of the general allowance reflecting the improved credit quality of our loan portfolios.
Non-interest expenses
     Non-interest expenses were down $3,371 million or 31% from 2005.
Non-Interest Expenses

$ millions, for the year
ended October 31	2006	2005	2004

Employee compensation and benefits
Salaries	$2,076	$2,220	$2,126
Incentive bonuses	971	912	1,147
Commissions	609	590	522
Benefits	632	602	604

	4,288	4,324	4,399
Occupancy costs	562	641	634
Computer and office equipment	1,111	1,166	1,138
Communications	297	324	331
Advertising and business development	222	260	279
Professional fees	163	325	326
Business and capital taxes	135	118	138
Other	691	3,682	1,006

Total non-interest expenses	$7,469	$10,840	$8,251

Employee compensation and benefits were down $36 million or 1%, primarily due to reduced employee headcount and lower severance costs, partially offset by normal salary increases, and higher performance-related compensation and pension expense.
          Occupancy costs were down $79 million or 12%, computer and office equipment was down $55 million or 5% and professional fees were down $162 million or 50%, as technology project spending returned to more normal levels. The prior year occupancy costs included sub-lease losses on New York premises.
          Advertising and business development were down $38 million or 15%, primarily due to a decrease in marketing and conference expenses.
          Other, comprising outside services, operational losses, other personnel costs and donations, was down $2,991 million or 81%, as the prior year included the Enron-related litigation and hedge funds settlements provisions.
          As at October 31, 2006, we had a regular workforce headcount of 37,016, down 292 from 2005, primarily due to staff reduction programs.
Non-controlling interests
     Non-Controlling Interests

$ millions, for the year
ended October 31	2006	2005	2004

Non-controlling interests	$29	$170	$15

Non-controlling interests were down $141 million or 83% from 2005, primarily due to the deconsolidation of certain VIEs of which we were no longer considered to be the primary beneficiary.
Taxes
Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise goods and services tax (GST) and sales, payroll, capital, and property and business taxes. Indirect taxes are included in non-interest expenses.
          Total income and indirect taxes were down $188 million or 13% from 2005.
     Taxes

$ millions, for the year
ended October 31	2006	2005	2004

Income tax expense	$640	$789	$790

Indirect taxes
GST and sales taxes	219	250	244
Payroll taxes	188	211	203
Capital taxes	129	112	132
Property and business taxes	43	45	34

Total indirect taxes	579	618	613

Total taxes	$1,219	$1,407	$1,403

Income taxes as a percentage of net income before income taxes and non-controlling interests	19.3%	85.1%	27.3%
Total taxes as a percentage of net income before deduction of total taxes and non-controlling interests	31.3%	91.1%	40.0%

Income tax expense was down $149 million or 19% despite higher income in the current year, primarily due to the income tax recovery on the Enron-related provision being limited to $297 million in the prior year. Lower repatriation of capital and retained earnings from our foreign operations and higher tax recoveries related to the favourable resolution of income tax audits and reduced tax contingencies also contributed to the decrease in the tax expense in the current year.
          Indirect taxes decreased by $39 million. GST and sales taxes decreased by $31 million, primarily due to reduced expense levels and a reduction in the GST rate to 6% from 7% effective July 1, 2006. Payroll taxes decreased $23 million as the prior year included a

CIBC Annual Accountability Report 2006	41

Management’s Discussion and Analysis
$23 million tax reassessment expense. Offsetting these decreases was an increase in capital taxes of $17 million, primarily due to increased capital levels.
     For a reconciliation of our income taxes in the consolidated statements of operations with the combined Canadian federal and provincial income tax rate, see Note 17 to the consolidated financial statements.
     The effective tax rate and taxable equivalent rate (TEB) for the year ended October 31, 2006 excluding tax recoveries of $161 million and a $9 million tax expense relating to the Federal budget future tax rate changes were 23.9%(1) and 28.7%(1), respectively. While rates will vary from quarter to quarter, our current estimate is that the sustainable effective tax rate will be in the 21–24% range and the sustainable TEB tax rate will be in the 25–28% range.
REVIEW OF CONSOLIDATED BALANCE SHEET
   Condensed Consolidated Balance Sheet

$ millions, as at October 31	2006	2005

Assets
Cash and deposits with banks	$11,853	$11,852

Securities
Investment	21,167	14,342
Trading	62,331	53,422

	83,498	67,764

Securities borrowed or purchased under resale agreements	25,432	18,514

Loans
Residential mortgages	81,358	77,216
Personal	28,052	28,198
Credit card	7,253	6,655
Business and government	30,404	31,350
Allowance for credit losses	(1,442)	(1,636)

	145,625	141,783

Derivative instruments market valuation	17,122	20,309
Other assets and acceptances	20,454	20,148

	$303,984	$280,370

Liabilities and shareholders’ equity
Deposits	$202,891	$192,734
Derivative instruments market valuation	17,330	20,128
Obligations related to securities sold short	13,788	14,883
Obligations related to securities lent or sold under repurchase agreements	30,433	14,325
Other liabilities and acceptances	21,013	21,121
Subordinated indebtedness	5,595	5,102
Preferred share liabilities	600	600
Non-controlling interests	12	746
Shareholders’ equity	12,322	10,731

	$303,984	$280,370

Assets
Total assets as at October 31, 2006 were up $23.6 billion or 8% from 2005.
     Investment securities were up $6.8 billion or 48%. The increase was primarily due to higher levels of government securities required to hedge the interest rate risk on fixed deposits and higher level of mortgage-backed securities held as replacement assets for our securitization programs. Trading securities were up $8.9 billion or 17%, primarily due to higher equity, asset-backed and corporate debt securities, partially offset by lower government debt securities, as a result of normal client-driven activity. Further details on the composition of securities are provided in Note 3 to the consolidated financial statements.
     Securities borrowed or purchased under resale agreements were up $6.9 billion or 37%, primarily due to normal client-driven activity.
     Net loans were up $3.8 billion or 3%. Increases in residential mortgages and credit card loans due to business growth (net of securitizations) were partially offset by decreases in business and government loans. A detailed discussion of the loan portfolio is included in the “Management of Credit Risk” section.
     Derivative instruments market valuation was down $3.2 billion or 16%, primarily due to the impact of higher interest rates and the weaker U.S. dollar.
Liabilities
Total liabilities as at October 31, 2006 were up $22.0 billion or 8% from 2005.
     Deposits were up $10.2 billion or 5%, primarily due to retail volume growth and an increase in treasury funding. Further details on the composition of deposits are provided in Note 9 to the consolidated financial statements and in the “Supplementary Annual Financial Information.”
     Derivative instruments market valuation was down $2.8 billion or 14%, due to the same factors noted above for derivative-related assets.
     Obligations related to securities sold short were down $1.1 billion or 7%, primarily due to normal client-driven activity.
     Obligations related to securities lent or sold under repurchase agreements were up $16.1 billion, reflecting an increase in trading activities and increased funding requirements.
     Subordinated indebtedness was up $493 million or 10%, due to the issuance of new debentures, net of redemptions and repurchases. Further details on subordinated indebtedness are provided in Note 11 to the consolidated financial statements.
     Non-controlling interests were down $734 million as we deconsolidated certain VIEs during the year.
Shareholders’ equity
Shareholders’ equity as at October 31, 2006 was up $1.6 billion or 15% from 2005, reflecting an increase in retained earnings.

(1) For additional information, see the “Non-GAAP Measures” section.

42	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
SIGNIFICANT EVENTS
2006
FirstCaribbean International Bank
In 2006, we announced the signing of a definitive agreement with Barclays Bank PLC (Barclays) for the acquisition of 90% to 100% of its ownership interest in FirstCaribbean International Bank (FirstCaribbean). Barclays currently owns 43.7% of FirstCaribbean. The transaction, which is conditional upon regulatory approvals, is expected to close by the end of the 2006 calendar year. Pursuant to the definitive agreement, we will initially acquire 90% of Barclays’ interest in FirstCaribbean for US$1.62 per FirstCaribbean common share. Promptly thereafter, we are required to initiate a tender offer at the same price for Barclays’ remaining interest and the 12.6% interest held by minority shareholders. We will also pay an additional sum to Barclays, as well as the other shareholders who tender their shares to this offer, to reflect dividends in respect of their period of ownership prior to closing.
     If we acquire 100% of the Barclays’ stake and none of the other minority shareholders tender their shares, the total consideration will be approximately US$1.08 billion and we will own approximately 87.4% of the common shares of FirstCaribbean. It is our intention to pay for the FirstCaribbean common shares in cash.
     We currently own 43.7% of FirstCaribbean, which we account for under the equity method of accounting. The financial statements of FirstCaribbean will be consolidated from the closing date of the transaction.
INTRIA Items Inc.
In 2006, we purchased the non-controlling interest in INTRIA Items Inc. (INTRIA) held by Fiserv Solutions of Canada Inc. INTRIA is now a wholly-owned subsidiary.
     The purchase has not had a significant impact on our ongoing results of operations.
2005
Enron
In 2005, CIBC settled two major Enron-related litigation matters, Newby, et al. v. Enron Corp., et al., and the so-called Megaclaim bankruptcy court action.
     CIBC is still a defendant in certain remaining Enron-related actions. In 2005, we recorded a provision of $2.83 billion pre-tax ($2.53 billion after-tax) to increase our accrual to cover the settlements and to reserve against the remaining Enron-related actions, the adequacy of which we regularly assess.
Hedge funds
In 2005, CIBC reached settlements with the SEC and the Office of the New York State Attorney General (NYAG) with respect to matters involving CIBC’s dealings with certain hedge funds that engaged in the market timing of mutual funds. We had accrued $158 million to cover the settlements, which was allocated equally to CIBC Retail Markets and CIBC World Markets business lines.
     In addition, two CIBC subsidiaries and a former employee were named in a number of mutual fund market timing class and derivative actions coordinated before the U.S. District Court for the District of Maryland. All but two of these actions have been formally dismissed against the CIBC related defendants. The court has indicated its intention to also dismiss the two remaining actions.
Sale of Juniper Financial Corp.
In 2005, we sold Juniper Financial Corp. (Juniper) to Barclays for gross consideration of US$293 million and recognized a gain of $115 million ($64 million after-tax) on the sale, which was included in other non-interest income. Prior to the sale, we had a 98% interest in Juniper. Juniper’s senior management owned the remaining 2%. The sale has not had a significant impact on our ongoing results of operations.
Sale of holdings in Republic Bank Limited
In 2005, we sold our holdings in Republic Bank Limited, based in Trinidad and Tobago, and recognized a gain of $25 million ($25 million after-tax). Concurrent with this sale, FirstCaribbean, in which we hold an equity interest, also sold its holdings in Republic Bank Limited. Equity income arising from the gain on sale was $60 million ($60 million after-tax). In total, we recognized a gain of $85 million after-tax on the sale.
Sale of EDULINX Canada Corporation
In 2005, we sold our wholly-owned subsidiary, EDULINX Canada Corporation, a student loan service provider in Canada. The gain on the sale was not significant and the sale has not had a significant impact on our ongoing results of operations.
Significant merchant banking dispositions
In 2005, we sold 6 million shares of GPI and 1.8 million shares of Shoppers through the early termination of the derivative hedging contracts and the concurrent sale of these investments. We recognized an aggregate gain of $294 million ($241 million after-tax) on the sales.
2004
Regulatory matters
On December 22, 2003, we entered into an agreement with the U.S. Department of Justice (DOJ). The DOJ agreed not to prosecute CIBC for violations of criminal law that, in the DOJ’s view, were committed by CIBC and its employees related to certain structured finance transactions between CIBC and Enron, subject to certain understandings for a three-year period ending December 22, 2006, including: our continued cooperation with the DOJ; our acceptance of responsibility for conduct of our employees; our agreement to exit certain structured finance businesses and transactions; our agreement to adopt and implement new policies and procedures related to the integrity of client and counterparty financial statements and quarter- and year-end transactions; and our retention of a law firm to monitor our compliance with these new policies and procedures. We also agreed with the Federal Reserve Bank of New York and the Office of the Superintendent of Financial Institutions, Canada (OSFI) to implement the policies and procedures outlined in our agreement with the DOJ and, for three years, to retain an independent firm to review and monitor our compliance with these policies.

CIBC Annual Accountability Report 2006	43

Management’s Discussion and Analysis
   Review of Quarterly Financial Information

				2006				2005
$ millions, except per share amounts, for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31

Revenue
CIBC Retail Markets	$2,043	$2,042	$1,964	$2,059	$2,060	$2,021	$1,971	$2,108
CIBC World Markets	697	677	607	679	964	929	742	749
Corporate and Other	147	111	195	111	399	201	107	222

Total revenue	2,887	2,830	2,766	2,849	3,423	3,151	2,820	3,079

Net interest income	1,130	1,121	1,036	1,148	1,172	1,219	1,224	1,322
Non-interest income	1,757	1,709	1,730	1,701	2,251	1,932	1,596	1,757

Total revenue	2,887	2,830	2,766	2,849	3,423	3,151	2,820	3,079
Provision for credit losses	92	152	138	166	170	199	159	178
Non-interest expenses	1,889	1,887	1,825	1,868	2,057	4,850	2,032	1,901

Income (loss) before taxes and non-controlling interests	906	791	803	815	1,196	(1,898)	629	1,000
Income taxes	87	125	190	238	436	(106)	176	283
Non-controlling interests	—	4	28	(3)	32	115	13	10

Net income (loss)	$819	$662	$585	$580	$728	$(1,907)	$440	$707

Per share – basic earnings (loss)	$2.34	$1.88	$1.65	$1.64	$2.08	$(5.77)	$1.21	$1.96
– diluted earnings (loss)(1)	$2.32	$1.86	$1.63	$1.62	$2.06	$(5.77)	$1.20	$1.94

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
Revenue
CIBC Retail Markets revenue has been relatively consistent over the last several quarters with volume and fee growth and improved deposit spreads being offset by the impact of securitizations and declining spreads in the mortgage and personal lending businesses. Revenue was lower in the second quarters of 2006 and 2005 primarily due to three fewer days. Revenue was particularly high in the first quarter of 2005 as it included the gains on the Republic Bank and ACE sales.
     CIBC World Markets revenue is influenced to a large extent by capital markets conditions and the opportunity for merchant banking divestitures. Reduced investment banking and credit products activities led to lower revenue in the second quarter of 2006. Increased merchant banking gains net of write-downs contributed to higher revenue in the third and fourth quarters of 2005.
     Corporate and Other revenue is affected by the impact of significant items not included in the other business lines. Revenue was higher in the first quarter of 2005 due to the gain on the Juniper sale and in the third quarter of 2005 due to higher revenue in a consolidated VIE. Foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations led to an increase in revenue in the second quarter of 2006 and fourth quarter of 2005.
Provision for credit losses
The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. Retail lending provisions have declined over the period. Provisions declined in cards due to higher levels of securitizations, and in agricultural as well as unsecured personal lending. The level of recoveries and reversals in the large corporate lending portfolio is not expected to continue. Reversals of the general allowance were included in the second and fourth quarters of 2006 and the fourth quarter of 2005, reflecting the improved credit quality of our loan portfolios.
Non-interest expenses
Non-interest expenses have declined in recent quarters as a result of our productivity initiative. The fourth quarter of 2005 included higher severance costs. Non-interest expenses were particularly high in the third quarter of 2005 as it included the Enron-related litigation provision. The hedge funds settlements provisions were included in the second and third quarters of 2005.
Income taxes
Income taxes vary with changes in income and can also be affected by the impact of significant items. The last three quarters of 2006 and the fourth quarter of 2005 included recoveries related to the favourable resolution of various income tax audits and reduced income tax contingencies. The Enron-related litigation provision led to an income tax benefit in the third quarter of 2005. The increase in the fourth quarter of 2005 was primarily due to the income tax expense on the repatriation of capital and retained earnings from our foreign operations.

44	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Non-controlling interests
Beginning in the first quarter of 2005, non-controlling interests included the consolidation of VIEs. Non-controlling interests were particularly high in the third quarter of 2005 mainly due to higher revenue in consolidated VIEs. In the first quarter of 2006, we acquired the remaining non-controlling interest in INTRIA. During the first three quarters of 2006, we deconsolidated certain VIEs resulting in a decrease in non-controlling interests.
REVIEW OF FOURTH QUARTER
Compared with Q4/05
Net income was up $91 million or 13% from the fourth quarter of 2005.
     Net interest income was down $42 million or 4%, primarily due to increased trading-related funding costs and spread compression in retail lending products. These were partially offset by higher dividend and interest income on trading securities, higher treasury revenue and favourable spreads in deposits. The prior year quarter included a $53 million interest expense on U.S. income tax reassessments.
     Non-interest income was down $494 million or 22%, primarily due to the $301 million of foreign exchange revenue on the repatriation of capital and retained earnings and the $294 million gain on the sale of GPI and Shoppers in the prior year quarter. Revenue from trading activities and hedging of stock appreciation rights (SARs) was higher in the current quarter.
     Provision for credit losses was down $78 million or 46%, primarily due to lower losses from unsecured personal, small business and agricultural lending, partially offset by a lower reversal of the general allowance.
     Non-interest expenses were down $168 million or 8%, primarily due to lower severance expense, occupancy costs and professional fees. These decreases were partially offset by higher SARs expense and performance-related compensation.
     Income tax expense was down $349 million or 80%, primarily due to the income tax expense on the repatriation of capital and retained earnings noted above in the prior year quarter.
     Non-controlling interests were nil due to the deconsolidation of certain VIEs in the first three quarters of 2006 and the acquisition of the remaining non-controlling interest in INTRIA on November 1, 2005.
Compared with Q3/06
Net income was up $157 million or 24% from the prior quarter.
     Net interest income was comparable to the prior quarter.
     Non-interest income was up $48 million or 3%, primarily due to higher credit and underwriting and advisory fees, and higher revenue related to hedging of SARs. These increases were partially offset by higher losses associated with corporate loan hedging programs.
     Provision for credit losses was down $60 million or 39%, primarily due to the $39 million reversal of the general allowance and an improvement in the unsecured personal lending portfolio.
     Non-interest expenses were comparable to the prior quarter as increases in SARs and advertising expense were largely offset by lower performance-related compensation.
     Income tax expense was down $38 million or 30%, primarily due to higher tax recoveries on the favourable resolution of income tax audits and reduced tax contingencies, partially offset by higher income.
     Non-controlling interests were nil due to the deconsolidation of certain VIEs in the prior quarter.

CIBC Annual Accountability Report 2006	45

Management’s Discussion and Analysis
Business Line Overview

	CIBC Retail Markets		CIBC World Markets

Overview	CIBC Retail Markets comprises CIBC’s retail and wealth management businesses. We provide a full range of financial products and services to almost 11 million individual and small business clients, as well as investment management services to retail and institutional clients globally. In addition, we hold a 43.7% interest in FirstCaribbean International Bank. In June 2006, we entered into an agreement to purchase Barclays Bank PLC’s 43.7% share of FirstCaribbean and agreed to make a subsequent tender offer to FirstCaribbean’s public shareholders.	Overview	CIBC World Markets is the wholesale and corporate banking arm of CIBC,providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world.

We provide innovative capital solutions and advisory expertise across a wide range of industries as well as top-ranked research for our corporate, government and institutional clients.

Objective	CIBC Retail Markets’ Objective is to become the primary financial institution for our clients.	Objective	CIBC World Markets’ objective is to maintain and build its strength as a leading broad-based investment bank in Canada, with a specialized focus on mid-market expertise in the U.S., and activities in Europe and Asia-Pacific.

Strategy	CIBC Retail Markets’ strategy is to develop strong relationships by meeting more of our clients’ financial needs. To do this, we will extend our affluent client experience to more of our clients, continue to enhance product competitiveness and leverage our strong retail and wealth distribution channels. We are also focused on enhancing our operational effectiveness to expand our market penetration and increase client satisfaction while positioning our business for long-term success.	Strategy	CIBC World Markets’ strategy is to focus on growth opportunities in our core businesses, while emphasizing profitability, productivity and efficiency. We are committed to building value through leading industry expertise, innovation and a consistent client focus.

2006 Achievements	• Improved client satisfaction • Opened nine new branches offering clients a full range of services	2006 Achievements	• Achieved the leading market position with our Canadian M&A business, having advised on the greatest value and number of deals; completed world’s largest mining transaction

	• Enhanced ABM and online banking features to make banking at CIBC more convenient		• Maintained market leadership in retail structured products and income trusts, as well as equity underwriting in Canada

	• Expanded Imperial Service in five high potential markets and small business account opening functionality to all CIBC branches		• Expanded U.S. real estate finance business • Continued growth in non-traditional service areas including electronic trading capabilities and prime brokerage activities

	• CIBC Wood Gundy achieved a record high in year-end assets under administration of $116 billion		• Launched first structured investment funding vehicle in the Canadian market

	• Improved the quality of our retail lending portfolio by shifting lending mix from unsecured to secured		• Launched CIBC’s first commercial mortgage-backed securities offering

2007 Priorities	• Grow our business by building strong relationships with our clients	2007 Priorities	• Invest in core Canadian businesses to build franchise value

	• Increase operational effectiveness		• Position for improved profitability in the U.S. region

	• Continue to improve the quality of our lending portfolio		• Target emerging client groups and structured transactions for growth

46	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
CIBC Retail Markets

Area of business		Priorities		Measures

Personal & small business banking	- - -	Provide high quality and consistent client service Increase sales and service capability Improve productivity	- -	Client satisfaction Total funds managed for clients	Funds managed ($ billions)

Imperial Service	- - -	Leverage leadership in branch-based advice by expanding the Imperial Service offer to high potential markets Continue to enhance the Imperial Service offer and client experience Improve productivity	- -	Client satisfaction Total funds managed for clients	Funds managed ($ billions)

Retail brokerage	- - -	Maintain a leadership position in full-service brokerage Transition to an increasingly affluent client base Continue to focus on fee-based business growth	- - -	Client satisfaction Average assets per Investment Advisor Percentage of fee-based revenue	Assets per Investment Advisor ($ millions)

Cards	- -	Provide high-quality and consistent client service Maintain #1 market share in outstandings and purchase volumes	- - -	Market share Loan losses Growth in balances	Outstandings (on a managed basis)(1) ($ billions)

Mortgages and personal lending	- -	Target high-quality lending business as part of long-term client relationships Continue to manage loan losses	- - -	Market share Loan losses Growth in balances	Residential mortgages (on a managed basis)(1) and personal lending ($ billions)

Asset management	- - -	Grow managed solutions assets under management (AUM) Improve investment performance Improve competitiveness of product offer	- - -	AUM Market share Investment performance	Assets under management ($ billions)

(1)	For additional information, see the “Non-GAAP Measures” section on page 37.

CIBC Annual Accountability Report 2006	47

Management’s Discussion and Analysis
Results
     Results – CIBC Retail Markets

$ millions, for the year ended October 31	2006	2005	2004

Revenue
Personal and small business banking	$2,055	$2,492	$2,367
Imperial Service	926	941	883
Retail brokerage	1,161	1,131	1,036
Cards	1,404	1,447	1,384
Mortgages and personal lending	1,483	1,065	974
Asset management	369	378	366
Other	710	706	701

Total revenue	8,108	8,160	7,711
Provision for credit losses	651	772	740
Non-interest expenses	4,969	5,126	4,839

Income before taxes	2,488	2,262	2,132
Income taxes	630	689	726

Net income	$1,858	$1,573	$1,406

Efficiency ratio	61.3%	62.8%	62.7%
ROE(1)(2)	49.7%	42.2%	37.0%
Economic profit(1)(2)	$1,371	$1,089	$917

(1)	For additional information, see the “Non-GAAP Measures” section.
(2)	For additional segmented information, see Note 24 to the consolidated financial statements.
Financial overview
CIBC Retail Markets benefited from a continued low interest rate environment that encouraged deposit and loan volume growth. Investor confidence remained high which led to strong capital markets benefiting retail brokerage and asset management.
     Net income was up $285 million or 18% from 2005. The prior year included the following items:
•	$85 million ($85 million after-tax) gain on the Republic Bank sale;

•	$54 million ($27 million after-tax) provision related to hedge funds settlements; and

•	$34 million ($22 million after-tax) gain on the ACE sale.
In the current year, volume growth, higher treasury revenue allocations and favourable deposit spreads were partially offset by spread compression in lending. In addition, the current year benefited from lower non-interest expenses and provision for credit losses and $70 million of income tax recoveries.
Revenue
Revenue was down $52 million or 1% from 2005.
     Personal and small business banking revenue was down $437 million, primarily due to lower internal sales commissions received from mortgages and personal lending, largely as a result of reductions in internal commission rates, partially offset by volume growth and favourable deposit spreads.
     Imperial Service revenue was down $15 million, primarily due to lower internal sales commissions received, partially offset by higher revenue from investment product sales and favourable deposit spreads and volume growth.
     Retail brokerage revenue was up $30 million, primarily due to higher fee-based revenue, partially offset by lower new issue and trading activity.
     Cards revenue was down $43 million, primarily due to higher levels of securitized assets for which credit losses are included in revenue. In addition, spreads declined and lower securitization activity reduced securitization gains. These factors were partially offset by volume growth and higher fee income. The prior year included the gain on the ACE sale noted above.
     Mortgages and personal lending revenue was up $418 million, primarily due to lower internal sales commissions paid noted above, lower hedge costs on mortgages refinanced before maturity, higher securitization revenue and volume growth, partially offset by spread compression.
     Asset management revenue was down $9 million, primarily due to higher commissions paid to other businesses, partially offset by higher fee income from growth in average funds managed.
     Other revenue was up $4 million, primarily due to higher treasury revenue allocations. The prior year included the gain on the Republic Bank sale noted above.
Provision for credit losses
     Provision for credit losses was down $121 million or 16% from 2005, primarily due to the impact of higher levels of securitized assets in cards, reversals in agricultural lending and improvements in personal lending.
Non-interest expenses
     Non-interest expenses were down $157 million or 3% from 2005, primarily due to lower litigation accruals (the prior year included the hedge funds settlements provision noted above), severance costs, and project expenses. These decreases were partially offset by higher corporate support costs, pension expense and performance-related compensation.
     The regular workforce headcount totalled 23,396 at yearend, down 689 from 2005, primarily due to the realignment of staff to Administration, Technology and Operations and staff reduction programs.
Income taxes
Income taxes were down $59 million or 9% from 2005, primarily due to the income tax recoveries noted above, partially offset by higher income.
Average assets
Average assets were $187.8 billion, up $2.6 billion or 1% from 2005, primarily due to increases in residential mortgages and secured personal lending, partially offset by a decrease in business loans. Cards also decreased due to higher levels of securitized assets.
Assets under administration
Assets Under Administration

$ billions, as at October 31	2006	2005	2004

Individual	$149.3	$139.5	$128.3
Institutions	72.2	60.9	53.4
Retail mutual funds	47.5	43.4	40.5

	$269.0	$243.8	$222.2

Assets under administration were up $25.2 billion or 10% from 2005, largely due to strong capital markets.
Outlook for 2007
The economic outlook remains positive for the coming year. Interest and unemployment rates are expected to remain low which will continue to encourage lending and deposit growth. A slower pace of real estate price increases may moderate growth rates. Product spreads are expected to remain stable given the anticipated rate environment.
     Equity markets are expected to remain strong. The Federal government’s announcement on October 31, 2006 regarding the taxation of income trusts caused uncertainty for new issue market activity.
     Our strategies to improve the risk profile of the unsecured retail lending portfolio, which were undertaken in late 2005 and throughout 2006, have started to realize benefits that should continue into the coming year.

48	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
CIBC World Markets

Area of business	Priorities	Measures
Capital markets	- Maintain strength in Canada - Invest additional financial resources in support of our clients - Continued development of capability in structured transactions	- Revenue - Return on capital - Canadian market share	Capital Markets Revenue ($ millions)

Investment banking and credit products
-    Maintain market leadership through investing in core relationships

-    Increase credit flexibility in support of core client franchise

-    Increase market penetration in real estate finance

-    Improve efficiencies in U.S. operations
		- Revenue - Return on capital - Canadian market share	Canadian M&A/Financial advisory leadership by volume ($ billions)

Commercial banking
-    Strengthen and expand industry capabilities to partner with Canada’s best mid-market organizations

-    Create client-focused teams that leverage the CIBC franchise

-    Sustain return on capital focus with competitive products and solutions
		- Return on capital - Credit quality - Client retention	Commercial Banking Revenue ($ millions)

Merchant banking	- Continue to align to support global investment banking platform	- Revenue - Return on capital - Portfolio size	Merchant banking portfolio ($ millions)

CIBC Annual Accountability Report 2006	49

Management’s Discussion and Analysis
Results
     Results – CIBC World Markets

$ millions, for the year ended October 31	2006	2005	2004

Revenue (TEB)(1)(2)
Capital markets	$1,401	$1,391	$1,497
Investment banking and credit products	868	1,074	1,329
Commercial banking	441	449	452
Merchant banking	232	714	351
Other	(58)	(53)	18

Total revenue (TEB)(1)(2)	2,884	3,575	3,647
TEB adjustment	224	191	150

Total revenue	2,660	3,384	3,497
Recovery of credit losses	(39)	(17)	(55)
Non-interest expenses	2,041	5,149	2,741

Income (loss) before taxes and non-controlling interests	658	(1,748)	811
Income taxes	9	(148)	139
Non-controlling interests	3	71	12

Net income (loss)	$646	$(1,671)	$660

Efficiency ratio	76.7%	152.1%	78.4%
Efficiency ratio (TEB)(1)(2)	70.8%	144.0%	75.2%
ROE(1)(2)	33.3%	(89.1)%	27.1%
Economic profit (loss)(1)(2)	$396	$(1,925)	$350

(1)	For additional information, see the “Non-GAAP Measures” section.
(2)	For additional segmented information, see Note 24 to the consolidated financial statements.
Financial overview
CIBC World Markets returned to profitability, generating net income of $646 million and ROE(1) of 33.3%. The Enron-related litigation matters significantly affected our 2005 results.
     Businesses continued to benefit from a strong global economy and favourable credit cycle in 2006, which resulted in a recovery of credit losses.
     Net income was $646 million, compared with a net loss of $1,671 million in 2005, as the prior year included the $2,533 million after-tax provision for Enron-related litigation matters and the $28 million after-tax provision for hedge funds settlements. Merchant banking and investment banking and credit products revenue were lower during the year. The current year benefited from higher income tax recoveries.
Revenue
Revenue was down $724 million or 21% from 2005.
     Capital markets revenue was up $10 million, primarily due to higher revenue in U.S. equities and debt capital markets, partially offset by reduced revenue in Canadian equities.
     Investment banking and credit products revenue was down $206 million, as the prior year included gains on sales of assets in our non-core and discontinued businesses. Losses associated with corporate loan hedging programs were higher in the current year.
     Merchant banking revenue was down $482 million, primarily due to lower gains net of write-downs as the prior year included gains on GPI and Shoppers of $294 million (discussed in the “Significant Events” section). Lower dividends and interest income and the deconsolidation of a VIE also contributed to lower revenue in the current year.
     Other was down $5 million, primarily due to a gain on the sale of an investment in the prior year. The current year included lower interest expense on U.S. income tax reassessments.
Recovery of credit losses
Recovery of credit losses was up $22 million from 2005, primarily due to lower commercial loan losses and higher recoveries and reversals in large corporate loans.
Non-interest expenses
Non-interest expenses were down $3,108 million or 60% from 2005, primarily due to the $2,830 million Enron-related litigation provision and the $54 million hedge funds settlements provision in the prior year. Occupancy costs, professional fees, and corporate support and employee compensation costs were all lower in the current year.
     The regular workforce headcount totalled 2,291 at year-end, comparable to 2005.
Income taxes
CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of taxation. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.
     Income taxes were up $157 million from 2005, primarily due to higher income, partially offset by the impact of the limited income tax recovery in the prior year on the Enron-related provision. The current year benefited from higher income tax recoveries.
Non-controlling interests
Non-controlling interests were down $68 million or 96% from 2005, primarily due to the deconsolidation of certain VIEs.
Average assets
Average assets were $102.9 billion, comparable to the prior year.
Outlook for 2007
While investment banking activities and capital markets are difficult to predict, we expect steady M&A activity will continue in 2007 but with a less active mining market and a moderation in energy with potentially lower prices for oil and natural gas. The Federal government’s announcement on October 31, 2006 regarding the taxation of income trusts caused uncertainty for new issue market activity. As the size of our merchant banking portfolio continues to decrease, we expect to see lower revenue opportunities in this area. The credit cycle should remain favourable in the near term, but we expect the current low level of corporate default rates is likely not sustainable over the longer term.

(1)	For additional information, see the “Non-GAAP Measures” section.

50	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
     Corporate and Other
Corporate and Other comprises the five functional groups – Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management (TRM) – that support CIBC’s business lines, as well as Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures (sold during the year), and other income statement and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.
     TRM generates revenue from funding, hedging and interest earning activities that is generally allocated to the business lines; the amount not allocated remains in Corporate and Other.
Results
Results – Corporate and Other

$ millions, for the year ended October 31	2006	2005	2004

Total revenue	$564	$929	$567
Recovery of credit losses	(64)	(49)	(57)
Non-interest expenses	459	565	671

Income (loss) before taxes and non-controlling interests	169	413	(47)
Income taxes	1	248	(75)
Non-controlling interests	26	99	3

Net income	$142	$66	$25

Financial overview
Net income was up $76 million from 2005, primarily due to lower project and unallocated corporate support costs and higher earnings in CIBC Mellon joint ventures. The prior year included the $115 million ($64 million after-tax) gain on the Juniper sale. Income tax recoveries were comparable to the prior year.
     We repatriated capital and retained earnings from our foreign operations in the current and prior year. This resulted in the reversal of related accumulated balances of $47 million (2005: $301 million), previously recorded in the foreign currency translation adjustments component of shareholders’ equity. These balances were recognized in non-interest income – foreign exchange other than trading in the consolidated statement of operations. In addition, we recognized an income tax expense of $47 million (2005: $375 million) on the repatriation noted above. The prior year also included the recognition of a $67 million future tax asset arising from the 2004 foreign exchange losses on foreign operations.
Revenue
Total revenue was down $365 million or 39% from 2005, primarily due to lower foreign exchange revenue arising on the repatriation noted above. In the current year, lower revenue from a VIE due to its deconsolidation was partially offset by higher revenue from CIBC Mellon joint ventures. The prior year included the gain on the Juniper sale noted above.
Recovery of credit losses
Recovery of credit losses was up $15 million or 31% from 2005, primarily due to a higher reversal of the general allowance reflecting the improved credit quality of our loan portfolios.
Non-interest expenses
Non-interest expenses were down $106 million or 19% from 2005, primarily due to lower project and unallocated corporate support costs.
     The regular workforce headcount totalled 11,329 at yearend, up 405 from 2005, primarily due to the centralization of certain back office functions.
Income taxes
Income taxes were down $247 million from 2005, primarily due to the impact of the repatriation of capital and retained earnings noted above. Income tax recoveries were comparable to the prior year.
Non-controlling interests
Non-controlling interests were down $73 million or 74% from 2005, primarily due to the deconsolidation of a VIE. We also acquired the remaining non-controlling interest in INTRIA on November 1, 2005.

CIBC Annual Accountability Report 2006	51

Management’s Discussion and Analysis
     Review of 2005 Financial Performance

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the year ended October 31		Markets	Markets	and Other	Total

2005	Net interest income	$4,445	$279	$213	$4,937
	Non-interest income	3,933	2,883	720	7,536
	Intersegment revenue	(218)	222	(4)	–

	Total revenue	8,160	3,384	929	12,473
	Provision for (recovery of) credit losses	772	(17)	(49)	706
	Non-interest expenses	5,126	5,149	565	10,840

	Income (loss) before taxes and non-controlling interests	2,262	(1,748)	413	927
	Income taxes	689	(148)	248	789
	Non-controlling interests	–	71	99	170

	Net income (loss)	$1,573	$(1,671)	$66	$(32)

2004	Net interest income	$4,484	$515	$259	$5,258
	Non-interest income	3,438	2,769	310	6,517
	Intersegment revenue	(211)	213	(2)	–

	Total revenue	7,711	3,497	567	11,775
	Provision for (recovery of) credit losses	740	(55)	(57)	628
	Non-interest expenses	4,839	2,741	671	8,251

	Income (loss) before taxes and non-controlling interests	2,132	811	(47)	2,896
	Income taxes	726	139	(75)	790
	Non-controlling interests	–	12	3	15

	Net income	$1,406	$660	$25	$2,091

The following discussion provides a comparison of our results of operations for the years ended October 31, 2005 and 2004.
Overview
Net loss was $32 million, compared with a net income of $2,091 million in 2004, primarily due to the higher Enron-related litigation provision.
Revenue by segments
CIBC Retail Markets
Revenue was up $449 million, primarily due to volume growth across all business lines, higher fee income, the gains on the Republic Bank and ACE sales and increased equity trading and new issue activity.
CIBC World Markets
Revenue was down $113 million, primarily due to lower revenue from investment banking and credit products, capital markets and treasury, partially offset by higher merchant banking gains net of write-downs.
Corporate and Other
Revenue was up $362 million, primarily due to the foreign exchange revenue of $301 million arising on the repatriation of capital and retained earnings from our foreign operations,consolidation of a VIE and the impact of the Juniper sale. These factors were partially offset by lower interest income on tax refunds and lower revenue from hedging of SARs.
Net interest income
Net interest income was down $321 million or 6% from 2004, primarily due to the impact of higher levels of securitized assets in cards and lower treasury revenue. In addition, trading-related net interest income was lower largely due to increased funding costs. Higher interest expense related to U.S. income tax reassessments, reduced non-core loans and lower interest income on tax refunds also contributed to the decline. These factors were partially offset by volume increases in deposits, mortgages, personal lending and cards.
Non-interest income
Non-interest income was up $1,019 million or 16% from 2004, primarily due to the foreign exchange revenue on the repatriation of capital and retained earnings noted above, gains on the sale of investments and corporate assets (GPI, Shoppers, Juniper, Republic Bank and ACE), higher trading-related non-interest income, and higher income from securitized assets.
Provision for credit losses
The provision for credit losses was up $78 million or 12% from 2004, primarily due to higher loan losses in personal and small business lending and reduced recoveries of large corporate loans, partially offset by the impact of higher levels of securitized assets in cards.
Non-interest expenses
Non-interest expenses were up $2,589 million or 31% from 2004, primarily due to higher provisions for Enron-related litigation and hedge funds settlements.
Income taxes
Income taxes were down $1 million from 2004. Income tax expense for 2005 was higher than would be expected despite lower income, primarily due to the income tax recovery on the Enron-related provision being limited to $297 million. In addition, we repatriated capital and retained earnings from our foreign operations, which resulted in the $375 million increase in income tax expense arising from the reversal of related accumulated balances in the foreign currency translation adjustments component of shareholders’ equity. These factors were partially offset by the recognition of the $67 million future tax asset arising from the 2004 foreign exchange losses and a $59 million reversal of a portion of the valuation allowance relating to the future tax asset from our U.S. operations. In 2004, income tax expense was reduced by $50 million as a result of the cancellation of planned Ontario tax rate reductions.
Non-controlling interests
Non-controlling interests were up $155 million from 2004, primarily due to the consolidation of VIEs of which we were considered to be the primary beneficiary.

52	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Management of Risk
     Overview
This section provides details on how we manage risk and balance sheet resources, as well as our efforts to comply with the Basel II Capital Accord. We manage risk and related balance sheet resources within tolerance levels established by our management committees and approved by the Board of Directors and its committees. This is achieved through a comprehensive framework of measurement, monitoring and control policies, procedures and standards that support active and effective management of our risk and balance sheet resources. Our risk management structure is presented in the diagram below. All risk management policies are approved or renewed by the applicable Board and management committees annually. Further details on the Board and management committees, as applicable to the management of risk, are provided in the “Governance” section.
Several groups contribute to the management of risk, including:
•	Treasury – provides enterprise-wide funding and asset/liability, liquidity, cash and collateral management; ensures that we are strongly and effectively capitalized; and manages capital in our subsidiaries, affiliates and legal entities;
•	Credit and Investment Risk Management – provides independent, enterprise-wide oversight of the adjudication, management and monitoring of retail and wholesale credit risk. They apply market-based techniques and models to the measurement, monitoring and control of risks in the credit portfolios and merchant banking investments;
•	Market Risk Management – provides independent, enterprise-wide oversight of the management and related measurement, monitoring and control of market risk (both trading and non-trading) throughout CIBC, and of credit risk in our trading businesses;
•	Operational Risk Management – is responsible, in a collaborative fashion with the lines of business and the infrastructure divisions, for the identification, measuring, monitoring and control of operational risk enterprise-wide; and
•	Balance Sheet Measurement, Monitoring and Control – oversees the balance sheet resource allocation process; and provides independent, enterprise-wide oversight of the measurement, monitoring and control of economic capital and other elements of the balance sheet.
Risk Management Structure

CIBC Annual Accountability Report 2006	53

Management’s Discussion and Analysis
     Management of Credit Risk
Credit risk primarily arises from our direct lending activities, and, to a lesser extent, from our trading, investment and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with agreed terms.
Governance
Oversight of key credit policies and limits is the responsibility of the Capital and Risk Committee (CRC). These policies and limits are also subject to annual review and approval by the Risk Management Committee (RMC). The CRC is also responsible for ensuring that these policies are implemented and that procedures are in place to manage and control credit risk, as well as overseeing the quality of the credit portfolio in accordance with credit policies.
     Senior management reports not less than quarterly to the RMC on material credit risk matters, including individual credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. In addition, they review impaired loan balances, allowances and credit losses with the Audit Committee on a quarterly basis.
Policies, procedures and standards
Our credit risk management starts with the establishment of sound lending principles and an effective framework for managing credit risk. Documented policies, segment specific standards and guidelines, processes and controls, together with risk concentration limits are designed to reflect our risk appetite. These policies, standards and procedures also govern how credit risk is measured, monitored, reported and controlled.
     Environmental risk is integrated into the overall credit assessment process, with related standards in place covering lending to small-and medium-sized businesses and the large corporate sector.
Measurement, monitoring and control
TRM provides enterprise-wide adjudication and oversight of management of credit risk in our credit portfolios. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards and limits. Lending authorities are controlled to ensure decisions are made by qualified and experienced personnel. TRM also provides specialized management of past due, high-risk and impaired loans.
     TRM uses models and market-based techniques in the management of the credit risk component of economic capital. Higher risk or concentrated positions are reduced through the use of direct loan sales, credit derivative hedges or structured transactions. In addition, selected credit exposures are added to the portfolio to enhance diversification and increase overall return.
Consumer loans
Consumer loans, which comprise residential mortgages, credit cards and personal loans, including student loans, are managed through statistical techniques, such as credit scoring and computer-based loan models. These techniques are well-suited to the identification and management of risk for portfolios that consist of a large number of relatively small transactions. Our consumer loan portfolio is well-diversified to ensure that concentrations by client and product type are within acceptable limits.
     Consumer loans constitute 76.2% (2005: 75.7%) of our net loan portfolio, including acceptances. These loans represent borrowers with relatively small individual loan balances. Residential mortgages, which constitute 70.2% (2005: 69.4%) of the total consumer loan portfolio, exhibit very low levels of credit risk. Consistent with our managed growth strategy for this business, residential mortgages increased by $4.2 billion or 5.4% from the prior year on a balance sheet basis, and by $6.6 billion or 7.0% on a managed basis(1). Personal loan portfolio (excluding the discontinued $1.3 billion student loan portfolio) remained flat at $26.1 billion. On a balance sheet basis, the credit card portfolio increased by $598 million or 9.3%, and by $979 million or 9.3% on a managed basis(1). The discontinued student loan portfolio continued to decrease in 2006, down 18.5% from the prior year.
Business and government loans
Within the business and government loan portfolio, qualified personnel undertake a detailed assessment of credit transactions and assign internal risk ratings according to an approved methodology. All business and government loans have ratings appropriate for their businesses, which reflect probability of default of the counterparty and/or loss given default and/or probability of loss of the credit facility.
     The internal risk ratings standardize the quantification of risk across portfolios. They are also used in monitoring the portfolios and are key inputs used in our risk-based models for the attribution of the credit risk component of economic capital. The risk ratings also affect the level of seniority of approval required.
     The approval process is highly centralized, with all significant credit requests submitted to a credit risk management unit of the TRM that is independent of the origination businesses. Approval authorities are well-defined and are a function of the risk rating and amount of credit requested. In certain cases, credit requests must be referred to the RMC for approval.
     Individual credit exposures are monitored on an ongoing basis with a full risk assessment documented not less than annually. Higher-risk accounts are subject to closer monitoring and are reviewed not less than quarterly. In addition, a specialized loan workout group handles the day-to-day management of the highest risk loans to minimize loss.
     We diversify the business and government loan portfolio by monitoring exposures against concentration limits established for individual borrowers or groups of related borrowers, industry sectors, geographic regions and selected products and/or types of lending.
     Business and government loans (including acceptances) constitute 23.8% (2005: 24.3%) of our total net loan portfolio. We manage our exposure to any single name/group of related borrowers’ concentrations by adhering to strict underwriting standards, loan sales and hedging activities.
     The portfolio is diversified by industry, with the largest industry group, non-residential mortgages, constituting 18.9% (2005: 18.8%) of total business and government loans (including acceptances).
     Geographically, 89.3% (2005: 90.8%) of the business and government loan portfolio is in North America, with the remaining balance predominantly in Europe and Asia Pacific. Country risk is the risk of doing business in or with the country and reflects economic, political, social, institutional and other risks. Country risk ratings assigned to individual countries are reviewed annually. We actively

(1)	For additional information, see the “Non-GAAP Measures” section.

54	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
manage country risk through limits on exposures to individual countries outside of North America. These limits establish the maximum amount of acceptable country risk including its subcomponents, such as bank deposits and trade finance.
     The majority of our credit risk exposure relates to the loan and acceptances portfolio. However, we also engage in activities that expose us to off-balance sheet credit risk. These include credit-related arrangements and derivative instruments, as explained in Notes 20, 22 and 23 to the consolidated financial statements. We manage these exposures through the credit risk management framework, as described above.
Business and government loans (including acceptances) by industry group(1)

(1)	Industry classifications provided have been summarized. For further details, see the “Supplementary Annual Financial Information.”
     The largest sector concentrations hedged through these programs were oil and gas $1.9 billion (2005: $2.1 billion) in the resource-based industries group, financial intermediaries $972 million (2005: $1.3 billion) and manufacturing-capital goods $490 million (2005: $451 million). The notional amount of credit protection purchased against our business and government credit commitments as at October 31, 2006 was $5.7 billion (2005: $6.2 billion).
Counterparty credit exposure
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity and credit derivatives trading, hedging and portfolio management activities. We measure and manage the credit exposure on our derivative contracts, taking into account both the current mark-to-market value of each contract, as well as a prudent estimate of potential future exposure for each transaction. This is based upon statistically driven simulation approaches and takes into account any legally enforceable risk-mitigating arrangements for each obligor, such as netting and margin. Under such an agreement, we obtain collateral from, and/or pledge collateral to, our counterparties, consisting primarily of cash or marketable securities that are revalued on a regular basis.
Credit derivatives
We are active in the credit derivatives market, both as a market maker facilitating the credit hedging needs of our clients and as a principal when managing our own credit portfolios. We are an active user of credit derivatives to reduce credit risk as part of managing our overall credit portfolio. Credit derivatives are used to mitigate industry sector concentrations and single-name exposure, or as part of portfolio diversification techniques.
     Our derivative credit exposure represents a variety of product types. Investment grade counterparties account for 91.4% (2005: 92.5%) of our derivative credit exposure. We actively measure and monitor our credit exposure arising from our derivative activities.
Impaired loans
While we impose a disciplined approach to risk by continuously monitoring all credit exposures, we aggressively manage all impaired accounts.
     During the year, $1.4 billion of loans were newly classified as impaired, down $289 million from 2005. Overall, new Canadian classifications decreased by $268 million, and new foreign classifications decreased by $21 million.
     Reductions in gross impaired loans through remediation, repayment or sale were $866 million, up $5 million from 2005. The increase included $79 million related to consumer loans, partially offset by a $74 million decrease in business and government loans. For the year, write-offs totalled $866 million, down $135 million from the prior year. Business and government loan write-offs accounted for $76 million of this decrease, while consumer loan write-offs decreased by $59 million.

CIBC Annual Accountability Report 2006	55

Management’s Discussion and Analysis
   Changes in Net Impaired Loans(1)

	Business			Business			Business
	and			and			and
$ millions, as at or for	government	Consumer	2006	government	Consumer	2005	government	Consumer	2004
the year ended October 31	loans	loans (2)	Total	loans	loans (2)	Total	loans	loans (2)	Total

Gross impaired loans
Balance at beginning of year	$516	$433	$949	$723	$386	$1,109	$975	$401	$1,376
New additions	261	1,152	1,413	476	1,226	1,702	717	1,224	1,941
Returned to performing status, repaid or sold	(354)	(512)	(866)	(428)	(433)	(861)	(763)	(485)	(1,248)

Gross impaired loans prior to write-offs	423	1,073	1,496	771	1,179	1,950	929	1,140	2,069
Write-offs	(179)	(687)	(866)	(255)	(746)	(1,001)	(206)	(754)	(960)

Balance at end of year	$244	$386	$630	$516	$433	$949	$723	$386	$1,109

Specific allowance
Balance at beginning of year	$280	$381	$661	$414	$387	$801	$437	$418	$855
Write-offs	(179)	(687)	(866)	(255)	(746)	(1,001)	(206)	(754)	(960)
Provisions	27	585	612	88	668	756	86	617	703
Recoveries	50	68	118	41	83	124	109	106	215
Transfer from general allowance(3)	—	11	11	—	—	—	—	—	—
Foreign exchange and other adjustments	1	5	6	(8)	(11)	(19)	(12)	—	(12)

Balance at end of year(4)	$179	$363	$542	$280	$381	$661	$414	$387	$801

Net impaired loans
Balance at beginning of year	$236	$52	$288	$309	$(1)	$308	$538	$(17)	$521
Net change in gross impaired	(272)	(47)	(319)	(207)	47	(160)	(252)	(15)	(267)
Net change in allowance	101	18	119	134	6	140	23	31	54

Balance at end of year(4)	$65	$23	$88	$236	$52	$288	$309	$(1)	$308

Gross impaired loans less specific allowance as a percentage of related assets(5)			0.05%			0.17%			0.19%

(1)	Impaired loans include loan substitute securities of nil (2005: nil; 2004: $1 million) and allowances for credit losses of nil (2005: nil; 2004: $1 million) relating to loan substitute securities.
(2)	Specific allowances for large numbers of homogenous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding; this may result in negative net impaired loans.
(3)	Related to student loan portfolio.
(4)	Balance excludes allowances on letters of credit totalling $2 million (2005: $2 million; 2004: $2 million).
(5)	The related assets include loans, securities borrowed or purchased under resale agreements and acceptances.
Allowance for credit losses
The total allowance for credit losses consists of specific and general allowance components carried on the balance sheet.
     For a discussion on the methodologies used in establishing our allowance for credit losses, see the “Critical Accounting Policies and Estimates” section. For details of the allowance for credit losses, see Note 4 to the consolidated financial statements and “Supplementary Annual Financial Information.”
     Total allowance for credit losses was $1,444 million, down $194 million or 12% from October 31, 2005.
     Specific allowance for credit losses was $544 million, down $119 million from October 31, 2005. The change was the result of a decrease of $101 million in respect of the business and government loan portfolio and a decrease of $18 million in the consumer loan portfolio.
     General allowance was $900 million, down $75 million or 8% from October 31, 2005, primarily due to the reversal of $64 million and a transfer of $11 million to the student loan portfolio.
     Management believes the total allowance for credit losses as at October 31, 2006 was appropriate in light of the composition of the credit portfolio, as well as continued positive economic performance in our major lending markets.
     Future additions to, reductions of or drawdowns from the allowance will be influenced by the continuing evaluation of risks in the loan portfolio and changing economic conditions.
Provision for (recovery of) credit losses
Provision for credit losses is the amount charged to income that increases the total allowance for credit losses to a level that management considers appropriate to cover all probable credit-related losses existing in the portfolio, giving due regard to existing economic conditions and credit protection purchased.
     The following table provides a summary of the provision for (recovery of) credit losses by counterparty and geographic distribution.
     For details on the movement of provision for credit losses, see “Review of Consolidated Statement of Operations” section.

56	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
   Provision for (Recovery of) Credit Losses

$ millions, for the year ended October 31	2006	2005	2004

Canada
Residential mortgages	$6	$7	$2
Student	—	—	(37)
Personal	341	378	265
Credit card	238	282	370

Total consumer loans	585	667	600

Non-residential mortgages	(2)	(2)	(4)
Financial institutions	(3)	3	3
Service and retail industries	56	50	45
Manufacturing, consumer and capital goods	9	41	31
Real estate and construction	11	5	(11)
Agriculture	(16)	18	63
Resource-based industries	2	(3)	(2)
Telecommunications, media and technology	10	6	5
Transportation	3	2	—
Utilities	—	—	(1)
Other	4	2	2

Total business and government loans	74	122	131

	659	789	731

United States
Total consumer loans	—	1	17
Financial institutions	—	(1)	(1)
Service and retail industries	(17)	(4)	(5)
Manufacturing, consumer and capital goods	(3)	(1)	(16)
Real estate and construction	—	—	(5)
Resource-based industries	(24)	(13)	(29)
Telecommunications, media and technology	(1)	(1)	(26)
Transportation	—	—	2

	(45)	(19)	(63)

Other countries
Financial institutions	(4)	(3)	54
Service and retail industries	3	(3)	(7)
Real estate and construction	(1)	—	(3)
Agriculture	—	(1)	—
Resource-based industries	—	—	(9)
Telecommunications, media and technology	—	(6)	1
Utilities	—	(1)	(1)

	(2)	(14)	35

Credit losses charged to income
Specific provision	612	756	703
General provision	(64)	(50)	(75)

Total credit losses charged to the consolidated statement of operations	$548	$706	$628

As a percentage of total net loans and acceptances	0.36%	0.48%	0.44%

CIBC Annual Accountability Report 2006	57

Management’s Discussion and Analysis
Management of Market Risk
Market risk arises from positions in securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
Governance
Market risk is managed through an integrated internal control framework, overseen by the CRC. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.
     We generate daily risk and limit-monitoring reports, based on the previous day’s trading. Summary market risk and limit compliance reports are produced and reviewed weekly with the Senior Executive Team (SET), and quarterly with the RMC.
Policies, procedures and standards
We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, and to the establishment of limits within which we manage our overall exposures. The policies explicitly state risk tolerance levels, expressed in terms of both statistically based Value-at-Risk (VaR) measures and potential worst-case stress losses.
     We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:
•	Tier 1 limits are our overall market risk and worst-case scenario limits.
•	Tier 2 limits are designed to control the risk profile in each business.
•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.
Tier 1 limits are established by the Chief Executive Officer consistent with the risk tolerance policies approved by the RMC; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.
     Policies also outline requirements for yield curve and valuation model construction, and align with accounting policies with respect to mark-to-market methodologies and the independent valuation of positions.
Measurement, monitoring and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to ensure that only authorized activities are undertaken. We use different risk measures:
•	VaR, which enables the meaningful comparison of the risks in different businesses and asset classes; and
•	Stress testing and scenario analysis, which provide insight into portfolio behaviour under extreme circumstances.
Backtesting is used to validate the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.
Value-at-Risk
Our VaR methodology is a statistically defined, probability-based approach that uses volatilities and correlations to quantify risk in dollar terms. VaR measures the potential loss from adverse market movements that can occur overnight with less than a 1% probability of occurring under normal market conditions, based on historical data and recent market experience. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, updated on a regular basis. Aggregate VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange and commodity risks, along with the reduction due to the portfolio effect arising from the interrelationship of the different risks.
Stress testing and scenario analysis
Stress testing and scenario analysis are designed to add insight to the possible outcomes of abnormal market conditions.
     Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The stress test methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.
     Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.
     Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, and the market events following September 11, 2001. The hypothetical scenarios used include potential market crises originating in North America and Asia.
     Our core stress tests and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.
Backtesting
For each of our trading portfolios, and in aggregate, the backtesting process serves to confirm that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process is further enhanced through the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. The comparison of the daily static profit and loss with VaR is required by OSFI.
Trading activities
We hold positions in traded financial instruments to meet client investment and risk management needs, and for proprietary trading purposes. Trading revenue (net interest income or non-interest income) is generated from these transactions. Traded instruments include debt and equity securities, as well as interest rate, foreign

58	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
exchange, equity, commodity, and credit derivative products. Positions are recorded at fair value.
     The VaR by risk type table below shows the mix of market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate and credit derivatives. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound, and Japanese yen, whereas the primary risks of loss in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices. During 2006, aggregate risk levels were generally slightly higher than in 2005, primarily due to higher levels of credit spread and interest rate risk. Limitations on significant directional exposure and active securities inventory management were major components in constraining risk.
   VaR by Risk Type — Trading Portfolio(1)

	2006						2005
$ millions, as at or for the year ended October 31	Year-end	Average	High		Low		Year-end	Average	High		Low

Interest rate risk	$6.1	$5.9	$11.0		$2.6		$3.4	$4.3	$7.4		$2.2
Credit spread risk	5.7	5.1	6.5		3.4		2.6	2.7	4.0		2.0
Equity risk	6.1	6.0	8.5		4.5		5.1	6.0	8.1		4.2
Foreign exchange risk	0.4	0.3	1.0		0.1		0.1	0.3	1.3		0.1
Commodity risk	1.2	1.7	2.8		0.8		1.1	1.3	2.9		0.8
Diversification effect(2)	(10.3)	(9.6)	n/m	(3)	n/m	(3)	(6.0)	(6.7)	n/m	(3)	n/m	(3)

Total risk	$9.2	$9.4	$12.9		$7.4		$6.3	$7.9	$9.8		$6.0

(1)	Trading portfolio is defined under CIBC policy, consistent with OSFI capital adequacy guidelines.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

(3)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading revenue in 2006 was $685 million (2005: $820 million; 2004: $725 million) and trading revenue (TEB)(1) was $906 million (2005: $996 million; 2004: $863 million). The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2006, excluding $25 million (2005: $181 million) related to the consolidation of VIEs, which cannot be meaningfully allocated to specific days. Trading revenue (TEB)(1) was positive for 79% of the days in 2006, compared with 81% in 2005 and 90% in 2004. Trading losses did not exceed VaR for any day during the year. Average daily trading revenue (TEB)(1) was $3.4 million in 2006, compared with $3.1 million in 2005 and $3.5 million in 2004. The trading revenue (TEB)(1) and VaR backtesting graph below compares the 2006 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.
Frequency distribution of daily 2006 trading revenue (TEB)(1)

(1)	For additional information, see the “Non-GAAP Measures” section.

CIBC Annual Accountability Report 2006	59

Management’s Discussion and Analysis
Backtesting of trading revenue (TEB)(1)  vs. VaR

(1)	For additional information, see the “Non-GAAP Measures” section.
Non-trading activities
Market risks also arise from our retail banking business, investment portfolios and other non-trading activities. We offer and originate a broad array of retail products with various market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from net earnings from, and investments in, foreign operations are also included in non-trading activities.
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in asset liability management (ALM) activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks. Derivatives and bond portfolios are used to modify the interest rate characteristics of related balance sheet instruments and to hedge anticipated exposures.
     Our total non-trading interest rate risk exposure, as at October 31, 2006, is included in Note 13 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk. The interest rate position reported in Note 13 presents our risk exposure only at a point in time. Exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.
     The table below shows the potential impact of an immediate 100 basis point increase and decrease in interest rates over the next 12 months, as adjusted for estimated prepayments:
Interest Rate Sensitivity
– Non Trading (After-Tax)

$ millions, as at October 31	2006	2005

100 basis points increase in interest rates
Impact on net interest income	$35	$83
Impact on shareholders’ equity(1)	203	276

100 basis points decrease in interest rates
Impact on net interest income	$(111)	$(52)
Impact on shareholders’ equity(1)	(274)	(267)

(1)	Measured on a present value basis.
Foreign exchange risk
Non-trading foreign exchange risk arises primarily from our investments in foreign operations. Structural foreign exchange risk, predominantly in U.S. dollars, is managed using derivative hedges, and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that potential impact on our capital ratios is within tolerances set by the RMC. A one per cent appreciation of the Canadian dollar would reduce our shareholders’ equity by approximately $34 million.

60	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Derivatives held for ALM purposes
For derivatives used for ALM purposes, hedge accounting is applied to derivative hedges that satisfy specific designation, documentation and effectiveness testing requirements. When hedge accounting is applied, we modify the timing of income recognition for the derivative hedges to match the earnings recognition for the hedged item. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of operations. Economic hedges introduce accounting income volatility because the hedged items are recorded on a cost or amortized cost basis while the derivative hedges are carried at fair value. For economic hedges of foreign currency exposures, the impact of timing differences is reflected within non-interest income — foreign exchange other than trading. For other economic hedges, including hedges of interest rate and credit risk, changes in the fair value of derivative hedges are reported through other non-interest income, whereas income from the hedged items is reported through net interest income. The asymmetry in accounting treatment, between the derivative hedges and the hedged items, causes income volatility that is not representative of the true changes in overall risk exposures. See Notes 1, 20 and 21 to the consolidated financial statements for more details on the accounting treatment, impact and application of derivative hedges.
Investment portfolio
Non-trading equity risk arises primarily in our merchant banking activities. Merchant banking investments are subject to oversight by the CRC. We have $1.4 billion (2005: $1.4 billion) in the merchant banking portfolios as set out in the following table:
Merchant Banking Portfolios

$ millions, as at October 31	Carrying value	Fair value

2006 Investment securities	$475	$685
Trading securities(1)	21	21
Other assets(2)	856	1,210

	$1,352	$1,916

2005 Investment securities	$467	$595
Trading securities(1)	110	110
Other assets(2)	806	1,037

	$1,383	$1,742

(1)	Represents investment net of non-controlling interests in VIEs.

(2)	Includes investments in limited partnerships, equity-accounted investments and derivative instruments market valuation.
Non-exchange traded commodity derivatives
In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts. The following table indicates the fair value based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2006	Positive	Negative	Net

Maturity less than 1 year	$462	$(559)	$(97)
Maturity 1-3 years	897	(810)	87
Maturity 4-5 years	64	(82)	(18)
Maturity in excess of 5 years	69	(19)	50

Fair value of contracts	$1,492	$(1,470)	$22

Management of Operational Risk
Operational risk is the loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
Governance
Under our integrated internal control framework, businesses have responsibility for the day-to-day management of operational risk. TRM is responsible for measuring, monitoring and managing operational risk on an enterprise-wide basis and also for ensuring that businesses are managing operational risk in compliance with policies, procedures and standards that are affirmed by the CRC and the RMC annually.
     The Governance and Control Committee (GCC) directs the management of operational risk and oversees the effectiveness of our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong internal control environment.
     The management of reputation and legal risk is overseen by the Financial Transactions Oversight Committee.
     Our infrastructure and governance groups support the businesses in this regard by maintaining comprehensive risk and control self-assessment processes that encompass measuring, monitoring and managing the effectiveness of controls. The results of these self-assessments are reported to the Audit Committee, the RMC, the SET and the GCC. Our independent Internal Audit function also plays an important role in the governance process by regularly reporting to the Audit Committee, the SET and the GCC on the effectiveness of, and adherence to, internal control policies, procedures and standards.
Policies, procedures and standards
We have a comprehensive set of policies, procedures and standards that are designed to measure, monitor and control operational risk associated with people, processes and systems, and to promote a sound internal control structure. Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.
     While operational risk can be minimized through a sound internal control structure, it can never be fully eliminated. The risk of catastrophic loss is addressed through risk avoidance and control programs that reduce the probability or potential severity of such losses to acceptable levels. We maintain a comprehensive corporate insurance program to protect our earnings from potential high-severity

CIBC Annual Accountability Report 2006	61

Management’s Discussion and Analysis
losses arising from certain criminal activity, property loss or damage, and liability exposures. We evaluate each type of coverage on the basis of a cost-benefit analysis. We also have a global business continuity plan in place to ensure that our key business functions will continue and normal operations will be restored effectively and efficiently in the event of a major disaster affecting our operations. The business continuity plan is regularly updated and tested.
     We have in place a corporate environmental management program to ensure responsible conduct towards the environment in all activities, and to safeguard the interests of the organization and its stakeholders from all forms of environmental risk.
Regulatory risk
Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.
     Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive legislative compliance management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.
     Our Compliance Department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management, has the authority to communicate directly to the Audit Committee, and reports regularly to that committee.
     Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance Department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its clients and those requirements that help protect the integrity of the capital markets. Specific activities that assist the business and infrastructure groups include communication of regulatory requirements, advice, training, testing and monitoring, and reporting and escalation of control deficiencies and regulatory risks.
Measurement, monitoring and control
We have developed and continue to enhance our operational risk measurement methodology with the objective of receiving regulatory approval to calculate operational risk capital using the Advanced Measurement Approach in respect of the Bank for International Settlements (BIS) Capital Accord proposals, effective November 1, 2007. The methodology is currently utilized to calculate economic capital for the management of our operational risk.
     This measurement methodology uses historical loss information (both internal and external), where available, supplemented by scenario analyses, to produce loss event frequencies and severities. These loss event frequencies and severities (combined to obtain expected losses) are used to determine the operational risk component of economic capital that is attributed to all of our businesses, infrastructure and governance groups. In addition to the factors described above, the operational risk capital incorporates adjustments to reflect changes to the business environment and internal control systems. In line with BIS proposals, our operational risk measurement methodology attributes operational risk capital to expected and unexpected losses arising from the following loss event types:
•	Legal liability (with respect to third parties, clients and employees)

•	Client restitution

•	Regulatory compliance and taxation violations

•	Loss or damage to assets

•	Transaction processing errors

•	Theft, fraud and unauthorized activities.
Management of Liquidity Risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
Governance
In its oversight capacity, the Board establishes the liquidity risk framework that recognizes the credit-sensitive nature of our business activities and the importance of depositor confidence. The established management framework consists of policies, limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia.
     As we operate in a variety of jurisdictions and through various subsidiaries, the liquidity management governance framework is designed to ensure compliance with applicable regulatory restrictions and to ensure appropriate liquidity in each region and subsidiary.
Policies, procedures and standards
Policies, procedures and standards define our liquidity risk management requirements. Liquidity policies and standards are reviewed and approved annually by the RMC.
     Our policies require maintenance of sufficient unencumbered liquid assets or unused funding capacity, to meet our anticipated funding needs (as measured by a selected benchmark stress scenario) for a minimum period of time as determined by the RMC. Guidelines are set to ensure adequate diversification of funds and manage individual depositor concentration. The RMC is informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

62	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Measurement, monitoring and control

Our measurement standards reflect estimates and judgment pertaining to the behaviour of clients under certain market conditions.
     Our measurement systems provide daily monitoring of both actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures. These systems generate detailed liquidity reports which are subject to independent monitoring and review.
     We maintain and periodically update a liquidity contingency plan for responding to stress events. Stress event impacts are measured through scenario analyses, designed to measure the potential impact of abnormal market conditions on the liquidity risk profile. Current on- and off-balance sheet positions are modelled to determine potential cash flows under various stress scenarios.
     Management may alter the mix and/or maturity of assets and liabilities to adjust the necessary level of liquidity to be maintained for a specific minimum period of time.
Term funding sources and strategies

We manage liquidity to meet both short- and long-term cash requirements. Management limits reliance on the use of short-term wholesale funding to prudent levels.
     We obtain funding through both wholesale and retail sources. Access to wholesale funding sources, and the cost of that funding, are dependent on various factors, including credit ratings. Our Deposits and Senior Debt ratings have remained unchanged throughout fiscal 2006 with the exception of an upgrade from A (high) to AA (low) by Dominion Bond Rating Service.
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower short-term wholesale funding needs.
     We have historically securitized various financial assets, including credit card receivables and residential mortgages. For further discussion of our off-balance sheet arrangements and contractual obligations affecting liquidity and funding, see the “Off-Balance Sheet Arrangements and Contractual Obligations” section.
     Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities using a mix of funding instruments. We use derivative instruments in the management of liquidity risk and funding to help achieve our desired interest rate risk profile.
     Core personal deposits remain a prime source of dependable retail funding. As at October 31, 2006, Canadian dollar deposits from individuals totalled $77.4 billion (2005: $71.6 billion).
     Balance sheet liquid assets are summarized in the following table:
     Liquid Assets

$ billions, as at October 31	2006	2005

Cash	$0.9	$0.9
Deposits with banks	10.9	11.0
Securities(1)	66.8	54.6
Securities borrowed or purchased under resale agreements	25.4	18.5

Total	$104.0	$85.0

(1)	Includes investment securities with residual term to contractual maturity within one year and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets as at October 31, 2006 totalled $25.5 billion (2005: $15.2 billion). An enterprise-wide pledging policy has been implemented and includes consolidated aggregate net maximum pledge limits for financial and non-financial assets.
     We consider our liquidity profile to be sound and there are no known trends, demands, commitments, events or uncertainties that are likely to materially change our current liquidity position.
Restrictions on flow of funds

We have certain subsidiaries that have separate regulatory capital, liquidity and funding requirements, as set by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.
     Liquidity of our major subsidiaries is continually evaluated, factoring in local regulatory restrictions, and operational, tax, economic and other business impediments relating to the movement of funds between subsidiaries and the domestically regulated parent bank. This enables us to manage and minimize the existence of pockets of “trapped liquidity.”
     We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in continuous compliance with local regulations.

CIBC Annual Accountability Report 2006	63

Management’s Discussion and Analysis
Management of Capital Resources
Our capital strength protects our depositors and creditors from risks inherent in our business, allows us to absorb unexpected losses and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing, facilitating the raising of capital and funding on attractive terms.
Governance

We manage capital in accordance with policies established by the Board and a Board-approved annual capital plan. The capital plan is updated and amended over the course of the year, as necessary, and senior management reports regularly to the Board regarding adequacy of capital.
Policies, procedures and standards

Our objective is to employ a strong and efficient capital base. There are three principal capital policies relating to consolidated capital: (a) capital strength, (b) capital mix, and (c) dividends and return of capital. In addition, we have a policy relating to the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, which are monitored continuously for compliance.
     The capital plan sets targets encompassing maturities, possible redemptions and new issuance, as well as known corporate initiatives and business growth, and plans for surplus capital. Actual capital adequacy is monitored continuously against the plan, and the plan is reviewed and updated throughout the year.
Capital management activities
Consistent with our policies and guidelines, we continually rebalance our capital by redeeming and refinancing preferred shares and debentures (subordinated indebtedness) and buying back common share capital that is considered in excess of our needs. Overall, the mix of capital components, apart from retained earnings, has normally not been materially different from year to year. In 2005, our retained earnings declined by $2.1 billion as a result of our Enron-related litigation provision. Our capital increased as retained earnings increased by $1.6 billion in 2006.
     The following were the main capital initiatives undertaken:
Issuance
•	Common shares: Pursuant to stock option plans, 2.3 million new common shares were issued for a total consideration of $112 million for the year ended October 31, 2006.

•	Preferred shares: Subsequent to the year-end, on November 15, 2006, we issued 18 million Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each for an aggregate amount of $450 million.

•	Subordinated indebtedness: On March 28, 2006, we issued $1.3 billion principal amount of 4.55% subordinated indebtedness due March 28, 2016.
Redemptions/maturities
•	Preferred shares: Subsequent to the year-end, on November 3, 2006, we announced our intention to redeem on January 31, 2007, all 16 million outstanding Non-cumulative Class A Series 24 Preferred Shares at a price of $26.00 per share for an aggregate consideration of $416 million.

•	Subordinated indebtedness: We redeemed the following debentures (subordinated indebtedness) in accordance with their terms plus accrued interest to the redemption date:
—	On January 31, 2006, we redeemed our $250 million 7.40% Debentures (subordinated indebtedness) due January 31, 2011;

—	On April 25, 2006, we redeemed our $250 million 8.15% Debentures (subordinated indebtedness) due April 25, 2011; and

—	On October 23, 2006, we redeemed our $250 million 7.00% Debentures (subordinated indebtedness) due October 23, 2011.
Dividends

Common and preferred share dividends are declared quarterly at the discretion of the Board. From the end of 2005, we increased our quarterly common share dividend from $0.68 per share to $0.70 per share. The declaration and payment of dividends is also governed by Section 79 of the Bank Act (Canada), as explained in Note 12 to the consolidated financial statements.
Measurement, monitoring and control

Regulatory capital

Regulatory capital requirements are determined in accordance with guidelines issued by OSFI. Total regulatory capital is the sum of Tier 1 and Tier 2 capital less certain deductions.
     The components of our regulatory capital are shown in the following table. Tier 1 capital increased by $2.0 billion during 2006, primarily due to internal capital generation. In addition, the increase in our retained earnings allowed us to bring $509 million of preferred share capital into Tier 1 capital, which had formerly been included in Tier 2 capital due to OSFI’s 25% ceiling for inclusion of preferred shares in Tier 1 (see footnote 3 in the following table). Overall Tier 2 capital decreased slightly from 2005. Subordinated indebtedness increased by $493 million. Preferred shares included in Tier 2 capital decreased by $509 million. These preferred shares have now been transferred into Tier 1 capital as noted above. In addition, during the year, we reduced our general allowance for credit losses by $75 million, which had previously been included in Tier 2 capital. Including the effect of prescribed adjustments to regulatory capital, our total regulatory capital increased by $1.8 billion during 2006.

64	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
     Regulatory Capital

$ millions, as at October 31	2006	2005	2004

Tier 1 capital
Common shares(1)	$3,039	$2,935	$2,929
Contributed surplus	70	58	59
Foreign currency translation adjustments	(442)	(327)	(376)
Retained earnings	7,268	5,667	7,745
Non-cumulative preferred shares(2)	2,981	2,472	2,826
Certain non-controlling interests in subsidiaries	1	27	39
Goodwill	(982)	(946)	(1,055)

	11,935	9,886	12,167

Tier 2 capital
Perpetual debentures	338	377	428
Preferred shares — other(3)	—	509	—
Other debentures (net of amortization)	5,257	4,725	3,435
General allowance for credit losses(4)	900	975	1,015

	6,495	6,586	4,878

Total Tier 1 and Tier 2 capital	18,430	16,472	17,045
Securitization-related deductions	(124)	(45)	(308)
Investments in unconsolidated subsidiaries and other substantial investments	(1,723)	(1,656)	(1,852)

Total capital available for regulatory purposes	$16,583	$14,771	$14,885

(1)	Does not include net short trading positions of $6 million (2005: $17 million; 2004: $40 million) in CIBC common shares.

(2)	Includes non-cumulative preferred shares totalling $600 million (2005: $600 million; 2004: $1,043 million) that are redeemable by the holders and as such, are shown as preferred share liabilities on the consolidated balance sheet.

(3)	Represents the amount of non-cumulative preferred shares not included in Tier 1 capital. OSFI limits the amount of non-cumulative preferred shares that can be included in Tier 1 capital to 25% of Tier 1 capital; any excess can be included in Tier 2 capital.

(4)	The amount of general allowance for credit losses eligible for inclusion in Tier 2 capital is the lesser of the total general allowance or 0.875% of risk-weighted assets.
Risk-weighted assets

Risk-weighted assets arising from credit risk are calculated by applying the weighting factors specified in OSFI guidelines to on-balance sheet assets and off-balance sheet instruments. Risk-weighted assets reflecting market risk in the trading portfolio are calculated based on our VaR models approved by OSFI.
Risk-weighted Assets

	2006	Risk-weighted amounts
$ millions, as at October 31	Amount	2006	2005	2004

On-balance sheet assets
Cash and deposits with banks	$11,853	$884	$788	$1,111
Securities issued or guaranteed by Canada, provinces, municipalities, OECD banks and governments	41,101	125	154	176
Other securities	42,397	1,867	3,059	2,594
Securities borrowed or purchased under resale agreements	25,432	564	551	850
Loans to or guaranteed by Canada, provinces, territories, municipalities, OECD banks and governments	3,405	354	244	199
Mortgage loans	88,152	25,413	27,939	28,430
Other loans	54,068	52,923	54,070	56,534
Acceptances	6,291	5,451	4,422	4,010
Other assets	31,285	7,202	6,886	6,649

Total on-balance sheet assets	303,984	94,783	98,113	100,553

Off-balance sheet instruments
Credit-related arrangements
Lines of credit	56,000	7,305	6,828	3,780
Guarantees and letters of credit	6,368	2,785	2,973	3,128
Securities lending(1)(2)	61,593	220	141	234
Other	374	346	411	541

	124,335	10,656	10,353	7,683
Derivatives	1,307,950	5,130	4,320	3,665

Total off-balance sheet instruments	1,432,285	15,786	14,673	11,348

Total risk-weighted assets before adjustments for market risk		110,569	112,786	111,901
Add: market risk for trading activity		4,211	3,491	4,049

Total risk-weighted assets		$114,780	$116,277	$115,950

(1)	Includes the full contract amount of custodial client securities totalling $44.6 billion (2005: $30.3 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and Mellon Financial Corporation.

(2)	Securities lending of $5.4 billion (2005: $2.5 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

CIBC Annual Accountability Report 2006	65

Management’s Discussion and Analysis
Regulatory capital ratios

Our ratios are well in excess of OSFI’s minimum standards for Tier 1 and total capital ratios of 7% and 10%, respectively. The capital ratio targets presented in “Our Balanced Scorecard” section (see page 6 of this Annual Accountability Report) were established in accordance with our capital policies.
     Capital Ratios and Assets-to-Capital Multiple

As at October 31	2006		2005		2004

Tier 1 capital	10.4%		8.5%		10.5%
Total capital	14.5%		12.7%		12.8%
Assets-to-capital multiple	18.0	x	18.4	x	17.9	x

Future developments

The Canadian Institute of Chartered Accountants (CICA) has introduced several changes in accounting principles in the areas of financial instruments, which will be effective from November 1, 2006 (as described in “Future Accounting Policy Changes” section). These changes are not likely to have a material impact on our capital ratios.
Basel II Capital Accord

Bank regulators, under the auspices of the Basel Committee on Banking Supervision, have introduced new rules for the calculation of regulatory capital that are designed to enhance risk measurement and sensitivity to on- and off-balance sheet activities. Regulatory capital will, for the first time, include a charge for operational risk. In addition, the new rules will permit wider discretion by bank regulators to increase or decrease capital requirements in line with the circumstances of individual banks. The new rules will require greater transparency of risk management information intrinsic to underlying risks and capital adequacy. The domestic implementation framework and timetable have been established by OSFI. This timetable requires banks to be in compliance with, and operate under, the new framework from November 1, 2007. In this regard, we are making appropriate enhancements to risk management and financial information systems and operations.
Outstanding Share Data

				Conversion for common shares
	Shares outstanding				Shareholders’
As at November 30, 2006	No. of shares	$ millions		CIBC’s conversion date	conversion date

Class A Preferred Shares
Classified as liabilities
Series 19	8,000,000	$200		April 30, 2008	April 30, 2013
Series 23	16,000,000	400		October 31, 2007	July 31, 2011

Total		$600

Classified as equity
Series 18	12,000,000	$300		not convertible	not convertible
Series 24	16,000,000	400		January 31, 2007	not convertible
Series 25	16,000,000	400		July 31, 2007	not convertible
Series 26	10,000,000	250		April 30, 2008	not convertible
Series 27	12,000,000	300		October 31, 2008	not convertible
Series 28(1)	3,058	—	(2)	not convertible	not convertible
Series 29	13,232,342	331		May 1, 2010	not convertible
Series 30	16,000,000	400		not convertible	not convertible
Series 31	18,000,000	450		not convertible	not convertible

Total		$2,831

Common shares(3)	336,289,724	$3,065

Stock options outstanding	8,620,142

(1)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC. During the year, we repurchased 14,600 shares under this offer.

(2)	Due to rounding.

(3)	Net of treasury shares: 266,191, $17 million.
Certain series of Class A Preferred Shares provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each share is convertible into a number of common shares determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. Where shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.

66	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Off-balance Sheet Arrangements and Contractual Obligations
    Off-balance Sheet Arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These off-balance sheet arrangements include VIEs, derivatives, credit-related arrangements and guarantees.
Variable interest entities
VIEs are often used for securitizing our own assets or third-party assets. VIEs are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks. VIEs may be formed as corporations, partnerships, limited liability companies or trusts. In a securitization, an entity transfers assets to a VIE in exchange for cash. A VIE may also buy certain predefined assets for cash in the marketplace (where the seller may at times be CIBC). The VIE will fund these purchases by issuing ownership interests and debt securities in the form of commercial paper and other evidence of indebtedness to third-party investors. VIEs can be structured to be bankruptcy remote, thereby insulating investors from the impact of the creditors of other entities, including the asset seller. Investors can benefit from, and may have recourse to, the VIE assets, such as a cash collateral account and over-collateralization in the form of excess assets, a liquidity facility or a guarantee or credit enhancement facility. Accordingly, the VIE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.
Securitization of our own assets
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Accounting standards require a determination to be made as to whether the VIE that purchases these assets should be consolidated into our financial statements. We record the transaction as a sale of assets when the recognition criteria are met and we are not considered the primary beneficiary of the VIE. When such asset sales occur, we may retain residual components of the securitized assets, such as interest-only strips, one or more senior or subordinated tranches of debt and cash reserve accounts, all of which are considered retained interests in the securitized assets. We periodically review the carrying value of retained interest for impairment, and when a decline in value is identified that is other-than-temporary, the affected carrying amount is written down to its fair value. We continue to service all securitized assets after transfer.
    Asset Securitizations

$ millions, as at or for	Residential	Commercial	Credit
the year ended October 31	mortgages	mortgages	card

2006 Outstanding securitized assets(1)	$19,896	$375	$4,469
Retained interests	236	—	336
Securitization revenue(2)	100	7	408

2005 Outstanding securitized assets	$17,469	$—	$4,088
Retained interests	264	—	309
Securitization revenue(2)	98	2	262

(1)	Residential mortgages include $1,158 million of uninsured fixed-rate mortgages securitized to a Qualifying Special Purpose Entity (QSPE).

(2)	Includes gain on sale of securitized assets of $35 million (2005: $50 million).
See Note 5 to the consolidated financial statements for details on securitization transactions.
Credit card receivables
Credit card receivables are securitized through trusts which are established to purchase the receivables with the proceeds of securities issued by the trust. We sell receivables to the trusts on a non-recourse basis. We are one of several underwriters that distribute securities issued by the trusts. We continue to maintain the credit card client account relationships and provide servicing for receivables sold to the trusts. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the trusts each period to replenish receivable amounts as clients repay their balances. These trusts meet the criteria for a QSPE pursuant to the CICA Accounting Guideline (AcG) 12, “Transfers of Receivables,” and, accordingly, we do not consolidate these trusts.
     We retain some risk of loss with respect to the receivables held by the trusts to the extent of our retained interest. Our interest in the excess spread from the trusts is subordinate to the trust’s obligations to the holders of its asset-based securities. The excess spread represents our participation in the residual income after all the interests and administrative expenses have been paid. As a result, excess spread absorbs losses with respect to credit card receivables before payments to the note-holders are affected. Our holding of subordinated notes also absorbs losses before payments to senior note-holders are affected.
     As at October 31, 2006, total assets in the trusts were $4.5 billion (2005: $4.1 billion), all of which secured senior and subordinated notes that had been sold to investors, except for $315 million (2005: $284 million) of subordinated notes which we hold.
Residential mortgage loans
We securitize insured fixed- and variable-rate residential mortgages through the creation of mortgage-backed securities. Substantially all of the securities are sold through the Canada Mortgage Bond Program, sponsored by Canada Mortgage and Housing Corporation, to a trust that issues securities to investors. We maintain the client account relationships and continue to service the securitized loans. We also enter into swap arrangements with the trusts to receive monthly principal and interest cash flows from the securitized assets and pay non-amortizing bond cash flows with fixed interest payments and principal at maturity. We also securitized uninsured fixed-rate mortgages to a QSPE which we are not required to consolidate.
Commercial mortgage loans
During the year, we also securitized certain commercial mortgages through a third-party trust that issues securities. We retained no beneficial interest in these mortgages, but we continue to service these mortgages.
Securitization of third-party assets
We administer several VIEs in Canada that purchase pools of third-party financial assets, such as collateralized debt obligations (CDOs), mortgages, trade receivables, loans and credit cards. These VIEs are commonly referred to as multi-seller conduits. These conduits provide third parties with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits, which fund the purchases through the issuance of commercial paper or other notes to investors

CIBC Annual Accountability Report 2006	67

Management’s Discussion and Analysis
in a conduit’s own name. Third parties that transfer assets to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers. We generally provide the conduit with commercial paper backstop liquidity facilities, credit enhancements, securities distribution, accounting, cash management and operations services. The liquidity facilities require us to provide funding in the event that funding for such conduits becomes unavailable in the debt market. We are not required to fund under the liquidity facilities to the extent that the assets in the conduits are in default or other credit issues exist with these assets. We may also act as the counterparty to derivative contracts entered into by the conduits in order to convert the yield of the underlying assets to match the needs of the conduits’ investors or to mitigate the interest rate risk within the conduit. Our interest in these derivatives is recorded at fair value in our consolidated balance sheet with changes in fair value recognized in trading revenue. All fees earned in respect of these activities are on a market basis.
     We also act as an administrator or financial advisor to conduits that purchase clients’ financial assets.
     In addition, we may provide liquidity facilities together with other financial institutions, hold notes in, and act as counterparty to derivative contracts entered into by third-party administered conduits.
     Although actual losses are not expected to be material, as at October 31, 2006, our maximum exposure to loss as a result of involvement with multi-seller conduits was approximately $13.7 billion (2005: $14.8 billion). For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities, credit enhancements and investments in these conduits.
     We act as structuring and placement agent for certain asset-backed investment vehicles, known as CDOs. We receive market-rate fees for these activities. In addition, we may lend to, or invest in, the debt or equity tranches of these CDOs, and may act as counterparty to derivative contracts. In a number of transactions structured on behalf of clients, we first purchase the collateral at their request and warehouse them until the CDO transaction is completed. CIBC or a third-party manager typically manages the CDO’s collateral, which generally consists of rated debt securities, on behalf of equity and debt investors. Any net income or loss is allocated to the CDO’s equity investors; further losses, if any, are allocated to the debt investors in reverse order of seniority. The creditors of the CDOs have no recourse to our general credit. Although actual losses are not expected to be material, as at October 31, 2006, our maximum exposure to loss as a result of involvement with the CDOs was approximately $729 million (2005: $418 million). For this purpose, maximum exposure to loss is considered to be the amount of liquidity facilities provided to, and investments in, the CDOs.
     For the year ended October 31, 2006, revenue from all of the above activities amounted to approximately $20 million (2005: $24 million).
Other financial transactions
We provide a wide range of financial products, including structured notes and other financial instruments, for institutional and private banking clients, including VIEs as counterparties, as well as retail clients. These financial products are created, from time to time, using a VIE as issuer or obligor of the financial products. We may provide certain administrative services and other financial facilities to the VIEs in exchange for market-rate compensation. In all cases, we would have nominal or no ownership interest in such VIEs.
     We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances.
     We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee.
     We participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.
Derivatives
We use derivatives for both trading and ALM purposes. Derivatives held for trading and for ALM purposes that are not part of designated hedging relationships pursuant to the requirements of the CICA AcG-13, “Hedge Relationships” are fully recognized on-balance sheet at their estimated fair value. ALM derivatives that are part of hedging relationships and meet the requirements of AcG-13 are off-balance sheet items to the extent that they are not fully recognized at their estimated fair value.
     See Note 20 to the consolidated financial statements for details on our derivative contracts and the risks associated with them. Fair value of the contracts are provided in Note 21 to the consolidated financial statements. In addition, see Note 1 to the consolidated financial statements for additional details on the accounting of both trading and ALM derivatives.
     The following are the net fair values of the derivatives held by category:
   Derivatives Net Fair Values

$ millions, as at October 31	2006	2005

Held for trading	$(86)	$518
Held for ALM
Economic hedges (1)	(121)	(336)
Accounting hedges	(179)	82

Total	$(386)	$264

(1)	Includes seller swaps and certain credit derivatives whose risks are managed in the context of ALM activities.
Credit-related arrangements
We enter into various commitments to meet the financing needs of clients or to facilitate international trade. These include commitments to extend credit, standby and performance letters of credit, documentary and commercial letters of credit, ALM credit derivatives written options and securities lending.
     The table below summarizes our credit-related arrangements. For a detailed description of these arrangements, see Note 22 to the consolidated financial statements.

68	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
    Credit-related Arrangements

		Contract amounts expiration per period
	Less than	1-3	3-5	Over	2006	2005
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Securities lending (1)(2)	$61,593	$—	$—	$—	$61,593	$45,817
Unutilized credit commitments (3)	25,680	3,801	7,187	2,599	39,267	38,593
Backstop liquidity facilities (3)	16,376	169	18	170	16,733	16,654
Standby and performance letters of credit	4,640	265	526	663	6,094	6,529
ALM credit derivatives written options (4)	90	94	—	—	184	193
Documentary and commercial letters of credit	88	—	—	2	90	136
Other	374	—	—	—	374	414

	$108,841	$4,329	$7,731	$3,434	$124,335	$108,336

(1)	Includes the full contract amount of custodial client securities totalling $44.6 billion (2005: $30.3 billion) lent by CIBC Mellon Global Securities Services, which is a 50/50 joint venture between CIBC and Mellon Financial Corporation.

(2)	Securities lending of $5.4 billion (2005: $2.5 billion) for cash is excluded from the table above because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $45.1 billion (2005: $39.1 billion), of which $31.2 billion (2005: $28.6 billion) will expire in one year or less, and excludes personal lines of credit and credit card lines, which are revocable at our discretion at any time.

(4)	Represents notional amount of ALM credit derivatives written options.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third-party to pay its indebtedness when due.
For a detailed description of guarantees, see Note 22 to the consolidated financial statements.
    Contractual Obligations
The following table includes aggregated information about our contractual obligations(1)(2):

	Less than	1-3	3-5	Over
$ millions, as at October 31, 2006	1 year	years	years	5 years	Total

Subordinated indebtedness	$—	$—	$—	$5,595	$5,595
Investment commitments (3)	355	—	—	—	355
Operating leases	308	506	388	1,032	2,234
Purchase obligations (4)(5)	575	702	104	19	1,400
Deposits (6)	159,839	28,978	10,079	3,995	202,891
Pension contributions (7)	55	—	—	—	55

	$161,132	$30,186	$10,571	$10,641	$212,530

(1)	Comprises obligations that are enforceable and legally binding on CIBC.

(2)	Excluded from the table are a number of obligations to be settled in cash, primarily under one year. These obligations are reflected on our consolidated balance sheet and include: securities lent or sold under repurchase agreements; securities sold short; purchases of debt and equity instruments that settle within standard market timeframes (e.g. regular way); derivatives payable that do not require physical delivery of the underlying instrument; and certain purchases of instruments that result in settlement failures.

(3)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(4)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty).

(5)	On November 1, 2006, we amended a contract to extend an existing three year commitment to seven years, and thereby increased the purchase obligation by approximately $600 million through 2013.

(6)	As the timing of deposits payable on demand, and deposits payable after notice, is non-specific and callable by the depositor, obligations have been included as less than one year.

(7)	Subject to change since contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2007 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.

CIBC Annual Accountability Report 2006	69

Management’s Discussion and Analysis
Other
    Critical Accounting Policies and Estimates
A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies are critical to understanding our results of operations and financial condition. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. Changes in these judgments and estimates could have a material impact on our financial results. Management has established control procedures, which are intended to ensure that accounting policies are applied consistently and that the processes for changing methodologies are well-controlled and occur in an appropriate and systematic manner. Details of our critical accounting policies that require management’s judgment and estimates are described below.
Valuation of financial instruments
Certain of our financial instruments (including debt and equity trading securities, certain investment securities and derivative contracts) require management to make judgments and estimates in the determination of the valuation for such instruments, as there is often limited market information.
     We have a number of control procedures in place to ensure that valuations involving estimates and judgments are appropriate.
Trading instruments
Our trading instruments include debt and equity trading securities, obligations related to securities sold short and derivative contracts traded over-the-counter or through exchanges.
     All trading instruments are carried at fair value, which is defined as the amount at which a financial instrument could be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act, carried out in the normal course of business. Fair value is based on quoted market prices for the same instrument or for similar instruments, adjusted for any difference in terms. If a market price is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate. The table below summarizes our trading portfolios by valuation methodology as at October 31, 2006.
     Valuation models may utilize multiple observable market inputs, including interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data.
    Sources of Fair Value

As at October 31, 2006	Trading assets		Trading liabilities
	Securities		Securities
	purchased (1)	Derivatives (2)	sold (3)	Derivatives (2)

Fair value(4) based on:
Quoted market prices	97.8%	6.1%	100.0%	7.1%
Internal models with significant observable market parameters	1.1	92.4	—	90.6
Internal models with significant unobservable market parameters	1.1	1.5	—	2.3

	100.0%	100.0%	100.0%	100.0%

(1)	Reflected as trading securities on the consolidated balance sheet.

(2)	Included in derivative instruments market valuation on the consolidated balance sheet.

(3)	Reflected as obligations related to securities sold short on the consolidated balance sheet.

(4)	Inception revenue arising from notes that are accounted for on a bifurcated basis is recognized over the term of the issued notes. As at October 31, 2006, the unamortized inception revenue was $133 million. These notes are non-trading liabilities and therefore are not included in the analysis.
If the fair value of a derivative is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value, such that any gains or losses would be recognized only in future periods. Such gains or losses are recognized in income when the market quote or data become observable or through various appropriate methods over the life of the transaction. To ensure that valuations are appropriate, a number of policies and controls have been put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.
     Management’s judgment is applied in the establishment of valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risks, model risk, credit risk and future administration costs.
Investment securities
Our investment securities include debt and equity securities over which we have no significant influence and retained interest in securitized assets.
     Equity investment securities are stated at cost, and debt investment securities and retained interests in securitized assets at amortized cost. They are subject to ongoing impairment reviews and are written-down to reflect other-than-temporary declines in value.

70	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, management changes, industry valuation levels for comparable public companies, and any changes in market and economic outlook. Realized gains and losses on disposal and write-downs to reflect other-than-temporary impairments in value are recognized in investment securities gains, net.
Allowance for credit losses
Management establishes and maintains an allowance for credit losses that it considers the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components. Our allowance for credit losses is based on management’s assessment of probabilities of default, internal risk ratings (based on the borrowers’ financial stability, external credit ratings, management strength, earnings and operating environment), expected loss and recovery rates, and the degree of risk inherent in the loan portfolios.
Consumer loans
Management evaluates homogeneous consumer loan portfolios (including residential mortgages, personal loans, credit card loans and certain small business loan portfolios) for specific allowances by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios and the impact of economic trends and conditions.
Business and government loans
For portfolios of large individual loans, management establishes specific allowances against impaired loans, based on continuous monitoring. A loan is classified as impaired when management is of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. Impaired loans are carried at their estimated net realizable value, determined by discounting the expected future cash flows at the interest rate inherent in the loan. When the amount and timing of future cash flows cannot be estimated reliably, the impaired loan is carried at either the fair value of the security underlying the loan or the fair value of the loan.
General allowance
The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified and provided for. The credit portfolios to which the general allowance applies include business loans and acceptances, consumer loans, and off-balance sheet credit instruments, such as credit commitments and letters of credit. The methodology for determining the appropriate level of the general allowance incorporates a number of factors, including the size of the portfolios, expected loss rates and relative risk profiles. Management also considers estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, their view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that drive the general allowance calculation are updated, based on our experience and that of the market in general.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors associated with each risk rating, as well as estimates of loss given default. The probability of default factors reflect our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our historical experience. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances. As at October 31, 2006, our model indicated a range of outcomes for the general allowance between $597 million and $995 million. The general allowance of $900 million (2005: $975 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends as well as the risk profile of the loan portfolios.
Securitizations and variable interest entities
Securitizations are accounted for as sales when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets.
     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interest. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and the retained interest. As market prices are generally not available for retained interest, we estimate fair value based on the present value of expected future cash flows. This requires management to estimate expected future cash flows, which incorporate expected credit losses, scheduled payments and unscheduled prepayment rates, discount rates and other factors that influence the value of retained interests. Actual cash flows may differ significantly from those estimated by management. These estimates directly affect our calculation of gain on sale from securitizations and the rate at which retained interests are taken into income.
     There are two key accounting determinations to be made relating to securitizations. First, accounting rules require a determination to be made as to whether a transfer of a group of loans or receivables should be considered a sale or a secured borrowing for accounting purposes. Second, if considered a sale, a further decision is required as to whether or not a securitization VIE should be consolidated into our financial statements. If the activities of the VIE are sufficiently restricted to meet the accounting requirements for it to be considered a QSPE, the entity is not consolidated under the requirements of the CICA AcG-15, “Consolidation of Variable Interest Entities.”
     On November 1, 2004, we adopted AcG-15, which provides guidance on applying consolidation principles to certain entities (other than QSPEs) that are subject to control on a basis other than ownership of voting interests. To determine which VIEs require consolidation under AcG-15, we exercise judgment by identifying our variable interests and comparing them with other variable interests held by unrelated parties to determine if we are exposed to a majority of each of these entities’ expected losses or expected residual returns. In applying the guidance for AcG-15, we consolidated certain VIEs in which we determined that we were exposed to a majority of the expected losses or residual returns. For additional details, see Note 5 to the consolidated financial statements.
     In applying the above noted guidelines for sale accounting and VIE consolidations, we have determined that all our securitizations qualify as sales, and the related VIEs are not consolidated because they are QSPEs or we are not the primary beneficiary under AcG-15.

CIBC Annual Accountability Report 2006	71

Management’s Discussion and Analysis
     We also administer several VIEs that purchase pools of third-party financial assets. Based on a review of our derivative and other transactions with these entities, our interests are not considered variable interests and therefore, we do not consolidate these entities.
     Securitizations and VIEs affect our CIBC Retail Markets and CIBC World Markets reporting segments.
     For additional information on our securitizations, including key economic assumptions used in measuring the fair value of retained interest and the sensitivity of the changes to those assumptions, see the “Off-Balance Sheet Arrangements” section and Note 5 to the consolidated financial statements.
Asset impairment
Goodwill, other intangible assets and long-lived assets
As at October 31, 2006, we had goodwill of $982 million (including $864 million allocated to retail brokerage and asset management under CIBC Retail Markets) and other intangible assets with an indefinite life amounting to $116 million, which are substantially related to business acquisitions made in previous years. As noted in Note 7 to the consolidated financial statements, these assets are held in all of our reporting segments. Goodwill is not amortized, but is instead subject to, at least annually, an assessment for impairment by applying a two-step fair value-based test. In the first test, the fair value of the reporting unit is compared to its book value (including goodwill). If the book value of the reporting unit exceeds the fair value, an impairment loss is then recognized pursuant to the second test to the extent that, at the reporting unit level, the carrying amount of goodwill exceeds the implied fair value of goodwill. The carrying values of our reporting units are based on economic capital models which consider various factors such as market risk, credit risk and operational risk, and are designed to produce the net book value a reporting unit would have if it was a stand-alone entity.
     Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the fair value to the carrying value.
     Management uses judgment to estimate the fair value of the reporting units and intangible assets with an indefinite life. Imprecise estimates can affect the value reported for goodwill and other intangible assets with an indefinite life. The fair value of the reporting units and intangible assets with an indefinite life are derived from internally developed valuation models, using a market or income approach. Under a market approach, the models consider various factors, including normalized earnings, projected forward earnings, price earnings multiples and book to market multiples. Under an income approach, the models consider various factors, including projected cash flows, terminal growth values and discount rates.
     As at October 31, 2006, the estimated fair value of each of our reporting units was greater than the carrying value including goodwill. The fair value estimate for any of our reporting units would have to decline by more than 20% before a detailed impairment assessment would be triggered.
     Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized to the extent that fair value is less than the carrying value.
     For further details of our goodwill and other intangible assets, see Note 7 to the consolidated financial statements.
Income taxes
Management uses judgment in the estimation of income taxes and future income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate.
     This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.
     We are also required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carryforwards.
     As at October 31, 2006, we had available future income tax assets in excess of future income tax liabilities of $726 million before a valuation allowance of $107 million. A substantial portion (2006: $521 million; 2005: $705 million) of the future income tax asset related to our tax loss carryforwards originated from our U.S. operations. Under U.S. tax law, income tax loss carryforwards expire in 20 years from origination and capital loss carryforwards expire in five years from origination. In addition, as other future income tax assets naturally reverse into tax losses in the U.S., we will have five to 20 years from the date such temporary differences become tax losses to use them before they would begin to expire under current tax law. We also have a $128 million (2005: $131 million) future income tax asset related to capital loss carryforwards that originated from our Canadian operations. These loss carryforwards have no expiry date.
     Management is required to assess whether it is more likely than not that our future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of our future income tax assets. The factors used to assess the likelihood of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the future income tax assets and the remaining expiration period of tax loss carryforwards. Although realization is not assured, management believes, based on all the available evidence, it is more likely than not that the remaining future income tax assets, net of the valuation allowance, will be realized prior to their expiration.
     Income tax accounting impacts all of our reporting segments. For further details of our income taxes, see Note 17 to the consolidated financial statements.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases, however, it is either not possible to determine

72	CIBC Annual Accountability Report 2006

Management’s Discussion and Analysis
whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liabilities accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually, or in aggregate, may be material to our operating results for a particular year.
     Contingent liabilities impact all of our reporting segments. For further details of our contingent liabilities, see Note 22 to the consolidated financial statements.
Employee future benefit assumptions
We are the sponsor of defined benefit pension and post-retirement benefit plans for eligible employees that impact all of our reporting segments. The pension and post-retirement benefit expense and obligations are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected return on assets, health care cost trend rates, turnover of employees, retirement age and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and approved by management. The discount rate assumption used in determining pension and post-retirement benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. The expected rate of return on the plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and management’s best estimates.
     In accordance with Canadian GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2006, the net amount of the unamortized actuarial losses was $906 million (2005: $1,053 million) in respect of the pension plans and $209 million (2005: $252 million) in respect of the other benefit plans.
     Our approach to managing our benefit plans is based upon a comprehensive framework to ensure that benefit plans are properly governed, managed and operated in each region. The framework is built upon an effective system that holds its decision-makers accountable for results under changing conditions. These plans are funded to or above the amounts required by relevant legislation. During the year, we contributed $274 million (2005: $231 million) to the pension plans, which included $140 million (2005: $114 million) above the minimum required. The long-term disability plan is funded through a health and welfare trust. During the year, there were no contributions to this trust (2005: $3 million). Effective June 1, 2004, this plan was closed to new claims. The post-retirement and other post-employment benefit plans are unfunded. We fund benefit payments as incurred. For 2006, these benefit payments totalled $25 million (2005: $15 million).
     For further details of our annual pension and post-retirement expense and liability, see Note 16 to the consolidated financial statements.
     For our Canadian plans, which represent more than 90% of our pension and post-retirement benefit plans, the assumptions approved by management for the 2007 expense calculation include applying a discount rate of 5.25% for pension and post-retirement benefit plans and an expected long-term rate of return on plan assets of 6.50% for the defined benefit pension plans. These assumptions are unchanged from 2006.
     Actual experience different from that anticipated or future changes in assumptions may affect our pension and other post-retirement benefit obligations and expense. The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and related expenses:
   2006 Sensitivity of Key Assumptions — Employee Future Benefit Assumptions
The sensitivity analysis contained in this table should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

$ millions, as at October 31, 2006	Pension benefit plans		Other benefit plans
	Obligation	Expense	Obligation	Expense

Impact of a change of 0.5% in key assumptions:
Discount rate
Decrease in assumption	$268	$35	$67	$2
Increase in assumption	(240)	(31)	(51)	(1)
Expected long-term rate of return on plan assets
Decrease in assumption	n/a	15	n/a	—
Increase in assumption	n/a	(15)	n/a	—
Rate of compensation increase
Decrease in assumption	(66)	(15)	(1)	—
Increase in assumption	69	16	1	—

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Management’s Discussion and Analysis
     Financial and Other Instruments
As a leading North American financial institution that offers a broad range of products and services across retail banking, wealth management and investment banking, we originate, manage and trade financial and other instruments on a routine basis while generating earnings through net interest, trading, investment and other fee income.
     Types of financial and other instruments involved include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt and preferred shares. See Notes 3, 4, 9, 11, 12, 20 and 21 to the consolidated financial statements for details on these instruments. These instruments are used for both trading and non-trading activities.
     Trading activities include the purchase and sale of securities, and transacting in foreign exchange and other derivative instruments in the course of facilitating client trades and taking proprietary trading positions. We take limited proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of income generation through taking advantage of market pricing inefficiencies or by anticipating future changes in these markets.
     Non-trading activities generally include the business of lending, investing, funding and ALM.
     Lending activities involve the origination of multiple types of loans including personal, business, government, credit card and mortgages for the generation of interest as well as fee income.
     Instruments held for investment comprise debt and equity securities originally purchased with the intention of holding for a period of time and which may be sold in response to changes in investment objectives arising from changing market conditions or due to funding and liquidity considerations.
     In addition, to provide for our funding needs, financial instruments, such as deposits, subordinated debt and preferred shares, are taken or issued.
     Securitization of our own financial assets, such as mortgages and credit card receivables, provides us with another source of funding. Securitization may also reduce our risk exposure and provide regulatory capital relief. See Note 5 to the consolidated financial statements for details on securitizations.
     Derivatives, such as swaps, futures, forward rate agreements and option contracts, are utilized for trading or ALM purposes. When used for ALM purposes, these instruments are used for hedging activities or to modify characteristics of certain on-balance sheet assets and liabilities, and as hedges of firm commitments of anticipated transactions and net investment in foreign operations. ALM derivatives include seller swaps arising from securitizations and other derivatives used to economically hedge risk exposures on non-trading positions.
     The use of financial and other instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of Risk” section for details on how these risks are managed.
     Financial and other instruments are accounted for according to their purpose. For details on the accounting of these instruments, see Note 1 to the consolidated financial statements.
     For significant assumptions made in determining the valuation of financial and other instruments, see the “Critical Accounting Policies and Estimates” section.
   Accounting Developments
Changes in accounting policies
We did not adopt any new significant accounting policies during the year for the purposes of preparing our financial statements.
Future accounting policy changes
Leveraged leases
Prior to 2004, we engaged in various structured leasing investments in the U.S. that are accounted for in the consolidated financial statements as leveraged leases using guidance contained in Statement of Financial Accounting Standard (SFAS) 13, “Accounting for Leases,” and under the CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged leases.”
     In July 2006, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends SFAS 13, certain aspects of which are incorporated in the CICA EIC 46. The FSP is effective beginning November 1, 2007.
     The FSP requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease. We currently estimate that adopting the FSP would result in an after-tax non-cash charge to opening retained earnings of between $65 million to $95 million. An amount approximating the non-cash charge would then be recognized into income over the remaining lease terms.
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments — Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” which will become effective beginning November 1, 2006.
     These standards provide guidance on the recognition, measurement and classification of financial assets, financial liabilities and non-financial derivatives. All financial assets, including derivatives, will be measured at fair value on the consolidated balance sheet with the exception of loans, receivables, investments classified as held to maturity and certain private equity investments, which should be measured at cost or amortized cost. Financial liabilities that are held for trading or are derivatives will be measured at fair value on the consolidated balance sheet. Other financial liabilities will be measured at amortized cost.
     The new standards also establish the accounting requirements for hedges. Any hedge ineffectiveness will be recognized immediately in income.

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Management’s Discussion and Analysis
     Accumulated other comprehensive income (AOCI) will be included on the consolidated balance sheet as a separate component of the shareholders’ equity.
     The changes in carrying value of financial instruments and related deferred balances as a result of adopting these new standards will be recognized in opening retained earnings and in opening AOCI as at November 1, 2006. On October 18, 2006, the CICA issued an exposure draft amending the transitional provisions for adopting the new accounting standard for hedges. The transitional impact of these new standards cannot be concluded until the exposure draft is finalized.
     For further details, see Note 27 to the consolidated financial statements.
   Related-party Transactions
We have various processes in place to ensure that the related-party information in accordance with the Bank Act requirements is identified and reported to the Corporate Governance Committee (CGC) of the Board of Directors on a quarterly basis. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the procedures for ensuring compliance with the Bank Act, for related-party transactions. The CGC is provided with detailed reports that reflect our compliance with Bank Act requirements.
     For further details, see Note 19 to the consolidated financial statements.
   Controls and Procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (CSA)) as at October 31, 2006, and has concluded that such disclosure controls and procedures are effective.
Management’s annual report on internal control over financial reporting
The following report is provided by management in respect of CIBC’s internal control over financial reporting (as defined in the rules of the SEC and the CSA):
(1)	CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

(2)	CIBC’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of CIBC’s internal control over financial reporting.

(3)	As at October 31, 2006, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.

(4)	Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2006, has also issued a report on financial statements and internal controls under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States). This report is located on page 79 of this Annual Accountability Report.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2006, that have materially affected, or are reasonably likely to materially affect its internal control over financial reporting.

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